Annual Report 2002



F&M Bank Corp.

The Bank Holding Company For:

Farmers & Merchants Bank
TEB Life Insurance Company
Farmers & Merchants Financial Services

The primary mission of Farmers & Merchants Bank is to be a strong, independent community banking organization that provides a reasonable return to our shareholders, quality service to our customers and communities and a rewarding and challenging workplace for our employees.

Dear Stockholder,

In 2002 we continued our growth in both loans and deposits. Loans increased over $25 million (14.4%) with all of the increase occurring during the first half of the year. Deposits increased $20 million or 9.6% with the increase continuing throughout the year.

Our Net Interest Margin increased to 4.03% in 2002 from 3.52% in 2001. This increase was mainly from the repricing of certificates of deposit at current rates, which helped to increase core earnings from banking operations by $1,198,167 for 2002. This increase in Bank earnings was offset by a loss of $182,430 in securities at the holding company. This loss included a write-down in our portfolio of $503,034 on 5 stocks that were determined to have "other than temporary" impairment under current accounting guidelines. Since the formation of our holding company, the stock market has been an excellent source of revenue but the decline for the past three years necessitated the write-down of 6.3% of our portfolio. Our total earnings for 2002 were still up $273,365 or 8.46% for the year.

Our net loan losses for 2002 were $198,499 or .10% of average loans outstanding, which is up from $107,411 in 2001, but still only one third of losses reported by our peer group. Our losses would have been $565,000 had our charge offs been equal to our peer group.

We increased our dividends by $.03 per share in 2002 to $.66. This is an increase of 4.8% over prior year and a payout of 45.72% of earnings.

Our Return on Average Equity was 12.12% in 2002 up from 11.47% last year. This is above our peer group average of 11.66%. The Return on Average Assets was 1.21% for 2002, which is down from 1.26% in 2001, but still above our peer group average of 1.14%.

We also made the decision to join 27 other community banks in Virginia to form BI Investments, LLC, which will be managed by Virginia Bankers Association and will market investment products through the 28 member banks. We anticipate that this change over from UVest to BI Investments, LLC will take place in June of 2003.

We introduced our internet banking in December 2002, which presently has over 800 users or more than 10% of our checking customer base. We also opened an office at 209 University Boulevard in Harrisonburg in December where Henry Hawkins is offering investment services and Kitty Purcell, who joined our organization in September 2002, is making mortgage loans to sell on the secondary market.

We purchased a lot on Stoney Creek Boulevard in Edinburg for a future branch location. We are presently leasing our banking facility in Edinburg from Shentel.

Your Board of Directors spent many hours this past year interviewing applicants, both inside and outside our organization, for my replacement as Chief Executive Officer of our company. Congratulations to Dean Withers upon his selection for this job and promotion to Executive Vice President. My retirement is scheduled for May 2004.

Thanks to all our officers, employees and directors for the good year we had in 2002.

Julian D. Fisher
President

Five Year Summary of Selected Financial Data

	2002	2001	2000	1999	1998
	Years Ending December 31, (In thousands, except ratios and per share information)				
Income Statement Data:					
Interest and Dividend Income	$ 17,846	$ 17,681	$ 15,509	$ 14,321	$ 14,147
Interest Expense	7,390	9,494	7,411	6,475	6,931
Net Interest Income	10,456	8,187	8,098	7,846	7,216
Provision for Loan Losses	387	204	123	140	110
Net Interest Income after Provision for Loan Losses	10,069	7,983	7,975	7,706	7,106
Noninterest Income	1,380	1,158	1,038	916	616
Securities Gains	(182)	1,252	770	1,179	1,249
Noninterest Expenses	6,448	5,728	4,653	4,313	3,880
Income before Income Taxes	4,819	4,665	5,130	5,488	5,091
Income Tax Expense	1,315	1,435	1,486	1,682	1,590
Net Income	$ 3,504	$ 3,230	$ 3,644	$ 3,806	$ 3,501
Per Share Data:[1]					
Net Income	$ 1.44	$ 1.33	$ 1.49	$ 1.55	$ 1.43
Dividends Declared	.65	.63	.59	.52	.73
Book Value	12.19	11.74	11.18	10.30	9.80
Balance Sheet Data:					
Assets	$ 303,149	$ 272,673	$ 208,818	$ 195,338	$ 191,495
Loans	201,980	176,625	152,035	140,318	132,301
Securities	69,602	63,987	45,323	44,422	46,357
Deposits	228,284	208,279	152,354	139,507	135,139
Shareholders' Equity	29,541	28,597	27,198	25,286	24,078
Average Shares Outstanding	2,429	2,431	2,445	2,454	2,456
Financial Ratios:					
Return on Average Assets[2]	1.21%	1.26%	1.76%	1.96%	1.94%
Return on Average Equity[2]	12.12%	11.47%	13.88%	15.47%	15.00%
Net Interest Margin	4.03%	3.52%	4.32%	4.52%	4.39%
Efficiency Ratio[3]	51.28%	56.93%	50.93%	49.23%	51.41%
Dividend Payout Ratio	45.72%	47.45%	39.53%	33.55%	51.22%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[2]	9.98%	11.02%	12.70%	12.65%	12.97%
Allowance for Loan Losses to Loans	.73%	.73%	.73%	.78%	.88%
Nonperforming Assets to Total Assets	.86%	.40%	.52%	.98%	1.08%
Net Charge-offs to Total Loans	.10%	.06%	.07%	.16%	.05%

1 Reflects adjustments for three for one stock split declared in 1998.

2 Ratios are primarily based on daily average balances.

3 The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains on sales of securities.

Renovation and expansion of the Broadway branch office was completed in May 2001. The building was totally re-built, nearly doubling in size. The facility boasts a large lobby, 4 offices, secretarial space, employee areas, and 4 drive-in lanes.





Sally Erickson, Vice President and Branch Manager

Left: Deborah Vance, Assistant Vice President and Assistant Branch Manager
Below: Chris Gunter, Branch Officer and Lender







Eleanor Nicholson, Customer Service Representative

Not pictured: Betty Turner, Loan Secretary



Broadway teller staff:
Frances Showalter, Sharon Lantz, Jean Whorten, Susan Dove

Not pictured: Eleanor Garber, Althea Gochenour, Gabrielle Payne, Janet Ware



Frances Showalter, head teller

In December 2002 we opened our new Harrisonburg facility located at 209 University Boulevard.


FARMERS & MERCHANTS

We lease 1,200 sq. ft. of office space which was renovated to accommodate a lobby, 3 offices, a receptionist area, an employee break room and storage space.

This office is the home of our new Mortgage Production division and one of the offices of Farmers & Merchants Financial Services. Its location, near many realtors' offices and in the midst of a high retail traffic area, makes it convenient and visible.

Henry Hawkins, Vice President, joined Farmers & Merchants in February, 2002 after a 30-year banking career in the Rockingham County area. He is licensed to sell investment products, and is our Harrisonburg representative for Farmers & Merchants Financial Services, Inc. He covers the Harrisonburg, Bridgewater, and Elkton areas for investment services, and can buy and sell stocks, bonds, mutual funds, and annuities.





Kitty Purcell, Vice President, has served as a mortgage professional in this area for over 20 years. She joined our bank in September, 2002, and has moved at full speed expanding our mortgage division. Offering a full range of secondary-market mortgage products, Kitty can find the loan package to fit any customer's needs.



Vicky Wendt is the experienced mortgage processor and administrative assistant who supports the new Harrisonburg office.

DIRECTORS

THOMAS L. CLINE
President, Truck & Equipment Corp.
President, Mac Lease, Inc.
Secretary/Treasurer, Transport Repairs, Inc.

JOHN N. CRIST
Partner, Hoover, Penrod, Davenport & Crist, Attorneys

JULIAN D. FISHER
Vice Chairman and President,
Farmers & Merchants Bank and
F & M Bank Corp.

ELLEN R. FITZWATER
Partner, Financial Manager, Fitzwater Trucking, L.L.C.
Partner, Financial Manager, F & R Leasing, L.L.C.
Partner, Financial Manager, Blue Ridge Transportation Service, L.L.C.

ROBERT L. HALTERMAN
President, Virginia Classic Mustang, Inc.
Partner, H & H Properties

DANIEL J. HARSHMAN
Manager, Town of Edinburg

LAWRENCE H. HOOVER, JR.
Partner, Hoover, Penrod, Davenport & Crist, Attorneys
Chairman of the Board, F & M Bank Corp. and
Farmers & Merchants Bank

RICHARD S. MYERS
President, Dick Myers Chevrolet

MICHAEL W. PUGH
President, Old Dominion Realty, Inc.
President, Colonial Appraisal Service, Inc.

RONALD E. WAMPLER
Farmer
Partner, Dove Farms, Inc., Dove Ohio Farms, L.L.C.
and WWTD Ohio Farms, L.L.C.

OFFICERS

LAWRENCE H. HOOVER, JR.
Chairman of the Board

JULIAN D. FISHER
Vice Chairman of the Board, President and
Chief Executive Officer

LARRY A. CAPLINGER
Secretary of the Board and Sr. Vice President

DEAN W. WITHERS
Executive Vice President and
Chief Operations Officer

NEIL W. HAYSLETT
Sr. Vice President and Chief Financial Officer

ROBERT E. BLOSSER, JR.
SYLVIA T. BOWMAN
ELLEN C. BRANNER
CAROLYN J. DOVE
SALLY H. ERICKSON
RALPH C. FOLTZ, JR.
HENRY E. HAWKINS
GARY L. KNOTT
JEFFREY L. LAM
SUSAN K. OLSON
MARY SUE PROPHET
KITTY H. PURCELL
STEPHANIE SHILLINGBURG
Vice Presidents

CURTIS M. AREY
MARY SUE FAHRNEY
KATHY L. GRUBBS
TERESA D. HELMICK
CAROLYN C. MATHIAS
JUDITH A. MATHIAS
SHEILA F. OWEN
DARLENE K. SITES
DEBORAH D. VANCE
Assistant Vice Presidents

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2002 Commission file number: 0-13273

F & M Bank Corp.

(Exact name of registrant as specified in its charter)

Virginia	**54-1280811**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P. O. Box 1111, Timberville, Virginia 22853
(Address of principal executive offices) (Zip Code)

(540) 896-8941
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock - $5 Par value per share

Check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_√_No____

Check whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes___No_√

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [√]

Registrant's revenues for its most recent fiscal year: $19,043,772

The registrant's Common Stock is traded Over-the-Counter under the symbol FMBM. The aggregate market value of the 2,161,107 shares of Common Stock of the registrant issued and outstanding held by nonaffiliates on March 4, 2003 was approximately $41,925,476 based on the closing sales price of $19.40 per share on that date. For purposes of this calculation, the term "affiliate" refers to all directors and executive officers of the registrant.

As of the close of business on March 4, 2003, there were 2,423,678 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Proxy Statement for the Annual Meeting of Shareholders to be held on May 10, 2003 (the "Proxy Statement").

Index

Forward-Looking Statements

F & M Bank Corp. makes forward-looking statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations and in other portions of this Annual Report on Form 10-K that are subject to risks and uncertainties. These forward-looking statements include: estimates of risks and of future costs and benefits; assessments of probable loan losses and statements of goals and expectations. These forward-looking statements are subject to significant uncertainties because they are based upon management's estimates and projections of future interest rates and other economic conditions; future laws and regulations; and a variety of other matters. As a result of these uncertainties, actual results may be materially different from the results indicated by these forward-looking statements. In addition, the Company's past results of operations do not necessarily indicate its future results.

Form 10-K Cross Reference Sheet Material Incorporated by Reference

The following table shows the location in this Annual Report on Form 10-K or in the Proxy Statement of the information, which requires disclosure in SEC Form 10-K. As indicated below, information has been incorporated by reference in the Report from the Proxy Statement. Other portions of the Proxy Statement are not included in this Report. This Report is not part of the Proxy Statement. Page references are in this report unless indicated otherwise.

	Item of Form 10-K	Location
PART I		
Item 1	Business	"Forward-Looking Statements" on page 2, "F&M Bank Corp." and "Report Format" on page 4 and "Business on pages 44 to 45.
Item 2	Properties	"Properties" on page 46.
Item 3	Legal Proceedings	Note 17 "Litigation" on page 37.
Item 4	Submission of Matters to a Vote of Security Holders	No matters have been submitted to a vote of security holders during the fourth quarter of 2002.
PART II		
Item 5	Market for Registrant's Common Equity and Related Stockholder Matters	"Market for Registrant's Common Equity and Related Stockholder Matters" on page 6.
Item 6	Selected Financial Data	"Selected Financial Data" on page 5.
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	"Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 7-22.
Item 7a	Quantitative and Qualitative Disclosures about Market Risk	"Forward-Looking Statements" on page 2 and "Market Risk Management" on page 20-21.
Item 8	Financial Statements and Supplementary Information	Pages 23 to 42.
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	There were no changes in or disagreements with accountants on accounting and financial disclosure during the last two fiscal years.
PART III		
Item 10	Directors and Executive Officers of the Registrant	The material labeled "Section 16(a) Beneficial Ownership Reporting Compliance" and "Information Concerning Directors and Nominees" in the Proxy Statement is incorporated in this Report by reference.
Item 11	Executive Compensation	The material labeled "Summary Compensation" and "Salary Committee Report on Executive Compensation" in the Proxy Statement is incorporated in this Report by reference.
Item 12	Security Ownership of Certain Beneficial Owners and Management	The material labeled "Stock Ownership of Directors and Executive Officers" in the Proxy Statement is incorporated in this Report by reference.
Item 13	Certain Relationships and Related Transactions	The material labeled "Indebtedness and Other Transactions" in the Proxy Statement is incorporated in this Report by reference.
Item 14	Controls and Procedures	"Other Material Required in Form 10-K" on page 44.
PART IV		
Item 15	Exhibits, Financial Statement Schedules and Reports on Form 8-K	"Exhibits, Financial Statements, and Reports on Form 8-K" on page 47.
Signatures		"Signatures" on page 48.

F & M Bank Corp.

F & M Bank Corp. is the holding company for Farmers & Merchants Bank, the oldest banking business native to Rockingham County, Virginia. Operating as an independent community bank, Farmers & Merchants Bank was originally organized as Farmers & Merchants Bank of Timberville in 1908. The bank provides a wide range of financial services to individuals and businesses through 8 offices located in Rockingham and Shenandoah Counties.

Report Format

The format of this report was changed in 2001 in order to increase information distributed to shareholders and to reduce expenses related to preparing and distributing annual financial information. Prior to that time, F & M Bank Corp. provided an annual report to shareholders along with the annual proxy materials, and also prepared and filed a separate Annual Report on Form 10-K under the rules of the United States Securities and Exchange Commission ("SEC"). Beginning in 2001 and for subsequent years, we are distributing the Form 10-K report to shareholders with the annual proxy materials for the annual meeting. This report includes the entire Form 10-K, other than exhibits, as filed with the SEC. Please see page 47 for information regarding how to obtain copies of exhibits and additional copies of the Form 10-K.

The SEC has not approved or disapproved this Report or passed upon its accuracy or adequacy.

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2002	2001	2000	1999	1998
Income Statement Data:					
Interest and Dividend Income	$ 17,846	$ 17,681	$ 15,509	$ 14,321	$ 14,147
Interest Expense	7,390	9,494	7,411	6,475	6,931
Net Interest Income	10,456	8,187	8,098	7,846	7,216
Provision for Loan Losses	387	204	123	140	110
Net Interest Income after Provision for Loan Losses	10,069	7,983	7,975	7,706	7,106
Noninterest Income	1,380	1,158	1,038	916	616
Securities Gains (Losses)	(182)	1,252	770	1,179	1,249
Noninterest Expenses	6,448	5,728	4,653	4,313	3,880
Income before Income Taxes	4,819	4,665	5,130	5,488	5,091
Income Tax Expense	1,315	1,435	1,486	1,682	1,590
Net Income	$ 3,504	$ 3,230	$ 3,644	$ 3,806	$ 3,501
Per Share Data:[1]					
Net Income	$ 1.44	$ 1.33	$ 1.49	$ 1.55	$ 1.43
Dividends Declared	.66	.63	.59	.52	.73
Book Value	12.19	11.74	11.18	10.30	9.80
Balance Sheet Data:					
Assets	$ 303,149	$ 272,673	$ 208,818	$ 195,338	$ 191,495
Loans	201,980	176,625	152,035	140,318	132,301
Securities	69,602	63,987	45,323	44,422	46,357
Deposits	228,284	208,279	152,354	139,507	135,139
Shareholders' Equity	29,541	28,597	27,198	25,286	24,078
Average Shares Outstanding	2,429	2,431	2,445	2,454	2,456
Financial Ratios:					
Return on Average Assets[2]	1.21%	1.26%	1.76%	1.96%	1.94%
Return on Average Equity[2]	12.12%	11.47%	13.88%	15.47%	15.00%
Net Interest Margin	4.03%	3.52%	4.32%	4.52%	4.39%
Efficiency Ratio[3]	51.28%	56.93%	50.93%	49.23%	51.41%
Dividend Payout Ratio	45.72%	47.45%	39.53%	33.55%	51.22%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[2]	9.98%	11.02%	12.70%	12.65%	12.97%
Allowance for Loan Losses to Loans	.73%	.73%	.73%	.78%	.88%
Nonperforming Assets to Total Assets	.86%	.40%	.52%	.98%	1.08%
Net Charge-offs to Total Loans	.10%	.06%	.07%	.16%	.05%

1 Reflects adjustments for three for one stock split declared in 1998.
2 Ratios are primarily based on daily average balances.
3 The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains on sales of securities.

Market for Common Equity and Related Stockholder Matters

Stock Listing

The Company's Common Stock trades under the symbol "FMBM" on the OTC Bulletin Board. The bid and asked price of the Company's stock is not published in any newspaper. Although several firms in both Harrisonburg and Richmond, Virginia occasionally take positions in the Company stock, they typically only match buyers and sellers.

Transfer Agent and Registrar

Farmers & Merchants Bank
205 South Main Street
P.O. Box 1111
Timberville, VA 22853

Recent Stock Prices and Dividends

Dividends to shareholders totaled $1,601,823 and $1,532,752 in 2002 and 2001, respectively. Regular quarterly dividends have been declared for forty consecutive quarters. Dividends per share increased 4.76% in 2002.

The ratio of dividends per share to net income per share was 45.72% in 2002, compared to 47.45% in 2001. The decision as to timing, amount and payment of dividends is at the discretion of the Company's Board of Directors. The payment of dividends depends on the earnings of the Company and its subsidiaries, the financial condition of the Company and other factors including capital adequacy, regulatory requirements, general economic conditions and shareholder returns.

In April 2000, the Board of Directors approved a stock repurchase plan, which allows the repurchase of up to 50,000 shares of its outstanding common stock. Shares are purchased either through broker-arranged transactions or directly from the shareholder at the discretion of management. The decision to purchase shares is based on factors including market conditions for the stock and the availability of cash. Shares repurchased totaled 14,885, 3,810 and 22,589 in 2002, 2001 and 2000, respectively.

The number of common shareholders of record was approximately 1,546 as of March 4, 2003. This amount includes all shareholders, whether titled individually or held by a brokerage firm or custodian in street name.

Quarterly Stock Information

These quotes were obtained from Davenport & Company and include the terms of trades transacted through a broker. The terms of exchanges occurring between individual parties may not be known to the Company.

	2002			2001		
	Stock Price Range		Per Share	Stock Price Range		Per Share
Quarter	Low	High	Dividend	Low	High	Dividend
1st	18.50	22.00	.16	22.00	31.00	.15
2nd	18.00	20.25	.16	17.00	23.50	.16
3rd	15.70	19.20	.17	18.60	21.00	.16
4th	17.20	19.20	.17	16.05	22.50	.16
Total			.66			.63

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of F & M Bank Corp. and its subsidiaries. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Information, of this Form 10-K.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Company uses historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that are used. The fair value of the investment portfolio is based on period end valuations but changes daily with the market. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of these transactions would be the same, the timing of events that would impact these transactions could change.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standard ("SFAS") No. 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Goodwill and Intangibles

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets will be subject to at least an annual impairment review and more frequently if certain impairment indicators are in evidence. SFAS No. 142 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

The Company adopted SFAS No. 142 on January 1, 2002. Goodwill totaled $2,639,000 at December 31, 2002 and 2001. The goodwill is no longer amortized, but is instead tested for impairment at least annually. Based on this testing, there were no impairment charges for 2002. Application of the non-amortization provisions of the Statement resulted in additional net income of $190,000 for the year ended December 31, 2002.

Core deposit intangibles are amortized on a straight-line basis over ten years. Core deposits, net of amortization, amounted to $2,254,000 and $2,530,000 at December 31, 2002 and 2001, respectively. The Company adopted SFAS 147 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over the estimated useful life.

Securities Impairment

The Company evaluates each of its investments in securities, debt and equity, under guidelines contained in SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities.* These guidelines require the Company to determine whether a decline in value, below original cost, is other than temporary. In making its determination, management considers current market conditions, historical trends in the individual securities, and historical trends in the total market. Expectations are developed regarding potential returns from dividend reinvestment and price appreciation over a reasonable holding period (five years).

Overview

The Company's net income for 2002 increased $273,000 or 8.46% from 2001 earnings. Net income per share increased from $1.33 in 2001 to $1.45 in 2002. Return on average equity increased in 2002 to 12.12% from 11.47% in 2001, while the return on average assets decreased from 1.26% to 1.21%. This decrease was due to the rate of balance sheet growth (11.18%) outpacing the increase in net income (8.46%). The Company's operating earnings, which are net earnings excluding gains (losses) on the sale of investments and the non-cash amortization of acquisition intangibles, were $3,785,000 for 2002 versus $2,587,000 in 2001, an increase of 46.31%. Core profitability improved as net interest income increased by 27.71% and non-interest income, exclusive of securities transactions, were up 19.21%.

See page 5 for a five-year summary of selected financial data.

Changes in Net Income per Common Share

	2002 to 2001	2001 to 2000
Prior Year Net Income Per Share	$ 1.33	$ 1.49
Change from differences in:		
Net interest income	.93	.04
Provision for credit losses	(.08)	(.03)
Noninterest income, excluding securities gains	.09	.05
Securities gains	(.59)	20
Noninterest expenses, excluding intangibles amortization	(.31)	(.32)
Amortization of intangibles	.01	(.13)
Income taxes	.05	.02
Shares outstanding	.01	.01
Total Change	.11	(.16)
Net Income Per Share	$1.44	$ 1.33

Net Interest Income

The largest source of operating revenue for the Company is net interest income, which is calculated as the difference between the interest earned on earning assets and the interest expense paid on interest-bearing liabilities. The net interest margin is net interest income expressed as a percentage of interest-earning assets. Changes in the volume and mix of interest earning assets and interest bearing liabilities, along with their yields and rates, have a significant impact on the level of net interest income.

Net interest income for 2002 was $10,456,000 representing an increase of $2,269,000 or 27.71% from 2001. A 1.11% increase in 2001 versus 2000 resulted in total net interest income of $8,187,000. In this discussion and in the tabular analysis of net interest income performance, entitled "Consolidated Average Balances, Yields and Rates," (found on page 10) the interest earned on tax-exempt loans and investment securities has been adjusted to reflect the amount that would have been earned had these investments been subject to normal income taxes. This is referred to as tax-equivalent net interest income.

The analysis on the next page reveals a rapidly declining net interest margin in 2001 followed by partial recovery in 2002. The decrease in NIM from 4.32% in 2000 to 3.52% 2001 is part of an industry-wide trend towards tighter margins following eleven rate cuts by the Federal Reserve. As short-term interest rates dropped, interest sensitive assets (primarily adjustable rate loans and federal funds sold) repriced downward more quickly and by greater percentages than interest bearing liabilities.

This trend began to reverse in the fourth quarter of 2001. Large amounts of time deposits matured and repriced at current market rates. Changes in the distribution of earning assets have also resulted in a portion of the decline in the NIM. Prior to 2001, the Bank had a balance sheet, which was highly leveraged. Longer-term, higher yielding assets (loans and securities) accounted for approximately 99% of earning assets in 2000. In 2001, following the acquisition of two branches from First Union National Bank, this percentage dropped to 88%. Approximately $21,800,000 of excess funds were received in this acquisition and were held primarily as overnight funds or as short-term deposits until they could be loaned to customers in the normal course of business.

The reversal of the trend toward a lower NIM continued throughout 2002 as $83,000,000 in time deposits matured and renewed at much lower rates. Loans also grew rapidly during the first half of 2002, resulting in a reduction in lower yielding short-term investments. Longer-term, higher yielding assets (loans and securities) now account for 93.6% of earning assets. In the prior year, the margin suffered as rate sensitive assets (adjustable rate loans and fed funds) repriced more quickly than rate sensitive liabilities. Although assets have continued to reprice at somewhat lower levels (down .72%), repricing opportunities on deposits was much greater, resulting in a decline in the cost of funds of 1.32%.

Consolidated Average Balances, Yields and Rates[1]

	2002			2001			2000		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS									
Loans:[2]									
Commercial	$ 46,917	$ 3,201	6.82%	$ 40,093	$ 3,297	8.22%	$ 37,770	$ 3,573	9.46%
Real estate	121,999	9,248	7.58	101,858	8,486	8.33	88,485	7,340	8.30
Installment	27,114	2,465	9.09	24,487	2,426	10.09	20,483	2,047	9.99
Total Loans	196,030	14,914	7.61	166,438	14,209	8.54	146,738	12,960	8.83
Investment securities:[3]									
Fully taxable	43,347	2,083	4.81	31,264	1,910	6.11	31,704	1,975	6.23
Partially taxable	10,260	610	5.95	10,415	581	5.58	10,892	646	5.93
Total Investment Securities	53,607	2,693	5.02	41,679	2,491	5.98	42,596	2,621	6.15
Interest bearing deposits in banks	10,319	438	4.24	9,140	405	4.43	659	37	5.61
Federal funds sold	6,992	109	1.56	20,212	759	3.75	322	19	5.90
Total Earning Assets	266,948	18,154	6.80	237,469	17,864	7.52	190,315	15,637	8.22
Allowance for loan losses	(1,400)			(1,229)			(1,129)		
Nonearning assets	24,147			19,427			17,578		
Total Assets	$ 289,695			$ 255,667			$ 206,764		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits:									
Demand – Interest bearing	$ 32,094	$ 307	.96	$ 27,299	$ 436	1.60	$ 20,378	$ 466	2.29
Savings	39,624	710	1.79	32,063	873	2.72	28,264	944	3.34
Time deposits	116,699	4,898	4.20	113,035	6,385	5.65	80,791	4,565	5.65
Total Deposits	188,417	5,915	3.14	172,397	7,694	4.46	129,433	5,975	4.62
Short-term debt	8,497	104	1.22	9,127	312	3.42	8,379	499	5.96
Long-term debt	30,645	1,372	4.48	20,632	1,488	7.21	17,037	937	5.50
Total Interest Bearing Liabilities	227,559	7,391	3.25	202,156	9,494	4.69	154,849	7,411	4.79
Noninterest bearing deposits	28,300			22,567			18,035		
Other liabilities	4,932			2,779			7,622		
Total Liabilities	260,791			227,502			180,506		
Stockholders' equity	28,904			28,165			26,258		
Total Liabilities and Stockholders' Equity	$ 289,695			$ 255,667			$ 206,764		
Net Interest Earnings		$ 10,763			$ 8,370			$ 8,226	
Net Yield on Interest Earning Assets (NIM)			4.03%			3.52%			4.32%

1 Income and yields are presented on a tax-equivalent basis using the applicable federal income tax rate.
2 Interest income on loans includes loan fees.
3 Average balance information is reflective of historical cost and has not been adjusted for changes in market value.

The following table illustrates the effect of changes in volumes and rates.

	2002 Compared to 2001			2001 Compared to 2000		
	Increase (Decrease) Due to Change in Average:		Increase or	Increase (Decrease) Due to Change in Average:		Increase or
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest income:						
Loans	$ 2,527	$ (1,822)	$ 705	$1,740	$(491)	$ 1,249
Investment securities:						
Taxable	738	(565)	173	(28)	(37)	(65)
Partially Taxable	(9)	38	29	(28)	(37)	(65)
Interest bearing deposits in banks	52	(19)	33	476	(108)	368
Federal funds sold	(496)	(154)	(650)	1,174	(434)	740
Total Interest Income	$ 2,194	$ (1,904)	$ 290	$ 3,876	$ (1,649)	$ 2,227
Interest expense:						
Deposits:						
Demand	$ 77	$ (206)	$ (129)	$ 158	$ (188)	$ (30)
Savings	206	(369)	(163)	127	(198)	(71)
Time deposits	207	(1,694)	(1,487)	1,822	(2)	1,820
Short-term debt	(22)	(186)	(208)	45	(232)	(187)
Long-term debt	722	(838)	(116)	198	353	551
Total Interest Expense	$ 1,191	(3,294)	$ (2,103)	$ 2,266	$ (183)	$ 2,083
Net Interest Income	$ 1,003	$ 1,390	$ 2,393	$ 1,610	$ (1,466)	$ 144

NOTE: Variances are computed line-by-line and may not add to the totals shown.

Interest Income

Tax equivalent interest income increased by 1.62% or $290,000 in 2002 and 14.24% or $2,227,000 in 2001. This improvement was primarily the result of a second year of significant growth in earning assets. A $47,154,000 increase in 2001 (including $37,244,000 from the acquisition of two branches) was followed by a $29,179,000 increase in 2002. The increase in net interest income is in spite of a combined two year decrease in average yields of 1.42%.

During 2002, average loans outstanding increased $29,592,000 to $196,030,000. All three major loan categories increased. The greatest percentage increase was in real estate loans which increased 19.77%. Average total securities, yielding 5.02% increased 11,928,000 during 2002. Funding for this increase came from deposit growth and conversion of short-term investments (bank deposits and fed funds sold). With rates at historically low levels, the Bank continued to look for favorable yields on investment securities primarily in the eighteen to thirty month time-frame.

Interest Expense

Interest expense decreased $2,103,000 or 22.15% during 2002. The average cost of funds of 3.25% declined 1.44% compared to 2001. Average interest bearing liabilities increased $25,403,000 and seems to be reflective of customers seeking safety during stock market volatility and economic uncertainty. The Bank also enjoyed growth as a result of continued consolidation among larger banks within its markets. Expense of time deposits decreased $1,487,000 or 23.29%, due to market conditions. This decrease resulted as customer accounts renewed at rates that were often 2.50% to 3.00% lower than rates paid as recently as early 2001. Expense of long-term debt decreased $116,000. This decrease was in spite of a

$10,013,000 increase in average long-term debt. The Bank borrowed on additional $15,000,000 from the Federal Home Loan Bank (FHLB) at very favorable rates, with the proceeds used to support growth in the residential real estate loan portfolio. This decrease in the cost of long-term debt followed a significant increase in 2001 ($1,488,000 vs. $937,000 in 2000). Much of the increase in 2001 resulted from early repayment penalties paid by the Bank to refinance a portion of its long-term debt with the FHLB.

Noninterest Income

Noninterest income is becoming an increasingly important factor in maintaining profitability. Management is conscious of the need to constantly review fee income and develop additional sources of complementary revenue. The Bank continues to enjoy increased revenue from its subsidiary Farmers & Merchants Financial Services (FMFS). Gross revenue for FMFS increased $38,000. This increase was a combination of greater levels of commissions from its partnerships in Bankers Title Shenandoah, LLC, Bankers Insurance, LLC and from sales of investment products through UVEST Financial Services. Sales of credit life and accident & health insurance continue to increase with the growth of the consumer loan portfolio. Credit life and accident & health sales have more than doubled since 1998 when a sales incentive program was introduced for loan officers. At that same time changes were made in the health screening questionnaire for these credit insurance products. The result has been a reduction by over 50% in claims paid on these products.

Exclusive of securities gains and losses, overall noninterest income increased 19.21% in 2002 from 2001 and 11.51% in 2001 versus 2000. Investments in bank owned life insurance (BOLI) on key executives of the Company resulted in tax-free revenues of $130,000 in 2002. This revenue should almost double in 2003 as the Bank has recently acquired more BOLI on a larger group of Bank officers.

In an effort to generate more fee income, the Bank opened a mortgage and investments office in Harrisonburg, Virginia during December 2002. The office employs three people, all of whom have previous experience in mortgage lending or investments at other institutions in the Harrisonburg area.

In 2002, the Company suffered its first year of net securities losses since 1991. Losses in 2002 totaled $182,430, and were the result of the Company writing down the carrying value of several of its equity holdings. Based on current market conditions, historical trends of the individual securities and trends during previous increasing and declining markets, management determined that several holdings met the definition of impairment. The write downs were based on management's expectations of potential total returns from dividend reinvestment and price appreciation over a reasonable holding period (five years). This analysis resulted in a total write down of $503,000 affecting five equities held by the Company.

Noninterest Expense

Noninterest expenses increased from $5,728,000 in 2001 to $6,448,000 in 2002. Salary and benefits increased 13.67% to $3,601,000 in 2002, and 13.77% in 2001 compared to 2000. The increase in salaries and benefits in 2002 was primarily the result of a full year of salaries and benefits for the Shenandoah County offices, which were acquired in 2001, and higher insurance and pension costs. The 2001 increase included ten months of salaries and benefits for the Shenandoah County offices.

Occupancy and equipment expense increased $46,000 (7.18%) in 2002. This includes a full year of expenses in Shenandoah County as well as a full year of depreciation on the remodeled Broadway office. The increase of 28.38% in 2001 also resulted from additional depreciation of the remodeled Broadway office, as well as expenses related to the newly acquired Edinburg and Woodstock Offices.

Other operating expense increased $269,000 in 2002, following a $549,000 increase in 2001. Much of the increase can be traced to the Bank's expansion into Shenandoah County, including greater advertising costs, contributions, telephone, and data communications related expenses. The Bank franchise tax (which is a tax based on capital of the Bank), increased substantially as a result of additional contributed capital from the Company to the Bank to support the branch acquisition. Also increasing were fees paid for training and technology consultants who are under contracts that began mid-year 2001.

Although noninterest expenses have increased substantially in both 2002 and 2001, they have actually declined slightly as a percentage of average assets; 2.22%, 2.24% and 2.25% in 2002, 2001, and 2000, respectively. The Company continues to compare very favorably to its peer group which average approximately 3.10% over the same time period.

The expense of intangibles amortization decreased slightly as the Bank changed assumptions with the implementation of FAS 142.

Provision for Loan Losses

Management evaluates the loan portfolio in light of national and local economic trends, changes in the nature and value of the portfolio and industry standards. Specific factors considered by management in determining the adequacy of the level of the allowance for loan losses include internally generated loan review reports, past due reports and historical loan loss experience. This review also considers concentrations of loans in terms of geography, business type and level of risk. Management evaluates nonperforming loans relative to their collateral value and makes the appropriate adjustments to the allowance for loan losses when needed. Based on the factors outlined above, the current year provision for loan losses increased from $204,000 in 2001 to $387,000 in 2002. Actual loan charge-offs were $199,000 in 2002 and $107,000 in 2001. Loan losses as a percentage of average loans totaled .10% in 2002 and .06% in 2001, respectively. Losses continue at approximately one-third that of the Bank's peer group average.

Balance Sheet

Total assets increased 11.12% during the year to $303,149,000, an increase of $30,476,000 from $272,673,000 in 2001. Earning assets increased 10.64% or $27,112,000 to $281,924,000 at December 31, 2002. In 2001, earning assets increased $56,232,000 following the February acquisition of two branch offices from First Union National Bank, one each in Edinburg and Woodstock, Virginia. These offices became the Bank's first venture outside Rockingham County, Virginia and also its first branch acquisition. The acquisition included deposits totaling $37,244,000, and loans totaling $9,800,000. The Woodstock facility was also purchased at a cost of $625,000, while the Edinburg facility is leased. Equipment and fixtures acquired as part of the transaction totaled $55,000. The cost of deposit intangibles, goodwill and other acquisition costs totaled $5,472,000. These costs are being amortized using the straight-line method over a ten-year period. Other acquisition costs include legal, accounting, investment advisory and data conversion support by both First Union and the Bank's core software vendor.

Investment Securities

Average balances in investment securities increased 28.62% in 2002 to $53,607,000. This increase was funded by the decline of short-term investments received in the branch acquisition and from normal growth in the Bank's deposit base. The Company maintains a high level of earning assets as investment securities to provide liquidity, as security for public deposits and to secure repurchase agreements. Management strives to match the types and maturities of securities owned to balance projected liquidity needs, interest rate sensitivity and to maximize earnings through a portfolio bearing low credit risk.

Analysis of Securities

The composition of securities at December 31 was:

(Dollars in thousands)	2002	2001	2000
Available for Sale:[1]			
U.S. Treasury and Agency	$38,475	29,428	$ 15,418
Mortgage-backed[2]	5,069	7,922	1,840
Corporate bonds	11,338	10,402	9,480
Marketable equity securities	8,026	10,500	11,942
Total	62,908	58,252	38,680
Held to Maturity and Other Equity Investments:			
U.S. Treasury and Agency	110	111	1,109
Corporate bonds	1,767	1,772	1,777
Other equity investments	4,817	3,852	3,757
Total	6,694	5,735	6,643
Total Securities	$69,602	63,987	$ 45,323

1 At estimated fair value.
2 Issued by a U.S. Government Agency or secured by U.S. Government Agency collateral.

Maturities and weighted average yields of debt securities at December 31, 2002 are presented in the table below. Amounts are shown by contractual maturity; expected maturities will differ as issuers may have the right to call or prepay obligations.

	Years to Maturity							
(Dollars in thousands)	Less than one		One to Five		Over Five			
	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
Debt Securities Available for Sale:								
U.S. Treasury & Agency	$27,205	2.59%	$11,270	4.17%	$		$38,475	3.05%
Mortgage-backed					5,069	5.13	5,069	5.13
Corporate bonds	4,567	6.22	6,285	6.27	486	7.38	11,338	6.30
Total	$31,772	3.11%	$17,555	4.92%	$ 5,555	5.33%	$54,882	3.91%
Debt Securities Held to Maturity:								
U.S. Treasury & Agency	110	5.20					110	5.20
Corporate bonds			1,767	6.15			1,767	6.21
Total	$ 110	5.20%	$1,767	6.15%	----	n/a	$ 1,877	6.15%

Analysis of Loan Portfolio

The Company's loan portfolio totaled $201,980,000 at December 31, 2002 compared with $176,625,000 at the beginning of the year. The Company's policy has been to make conservative loans that are held for future interest income. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower.

Commercial loans, including agricultural loans, increased 14.45% during 2002 to $47,218,000. Real estate mortgages increased 12.49% to $118,453,000, while construction loans increased $6,538,000 or 118.43%.

Consumer installment loans were down slightly at $22,704,000, a decrease attributable to aggressive auto financing packages offered throughout the year by the major auto manufacturers. Credit card balances increased $129,000 to $1,477,000.

The following table presents the changes in the loan portfolio over the previous five years.

	December 31				
(Dollars in thousands)	2002	2001	2000	1999	1998
Real estate – mortgage	$118,453	$105,305	$ 92,464	$ 84,019	$78,349
Real estate – construction	12,059	5,521	4,372	5,481	4,376
Consumer installment	22,704	23,106	20,927	18,082	17,125
Commercial	35,769	28,552	25,628	22,880	21,478
Agricultural	10,966	11,835	6,656	8,392	8,670
Multi-family residential	484	869	703	414	1,419
Credit cards	1,477	1,348	1,249	1,016	832
Other loans	68	89	36	34	52
Total Loans	$201,980	$176,625	$152,035	$140,318	$132,301

The following table shows the Company's loan maturity and interest rate sensitivity as of December 31, 2002:

(Dollars in thousands)	Less Than 1 Year	1-5 Years	Over 5 Years	Total
Commercial and agricultural loans	$ 30,464	$ 15,627	$ 1,127	$ 47,218
Real Estate – mortgage	14,212	65,158	39,083	118,453
Real Estate – construction	12,059			12,059
Consumer – installment/other	2,778	21,472		24,250
Total	$ 59,513	$102,257	$ 40,210	$201,980
Loans with predetermined rates	$ 4,204	$ 29,382	$ 24,321	$ 57,907
Loans with variable or adjustable rates	55,309	72,875	15,889	144,073
Total	$ 59,513	$102,257	$ 40,210	$201,980

Residential real estate loans are generally made for a period not to exceed 25 years and are secured by a first deed of trust which normally does not exceed 90% of the appraised value. If the loan to value ratio exceeds 90%, the Company requires additional collateral, guarantees or mortgage insurance. On approximately 80% of the real estate loans, interest is adjustable after each three or five year period. Fixed rate loans are generally made for a fifteen-year or a twenty-year period with an interest rate adjustment after ten years.

Since 1992, fixed rate real estate loans have been funded with fixed rate borrowings from the Federal Home Loan Bank, which allows the Company to control its interest rate risk. In addition, the Company makes home equity loans secured by second deeds of trust with total indebtedness not to exceed 90% of the appraised value. Home equity loans are made for three, five or seven year periods at a fixed rate or as a revolving line of credit.

The majority of commercial loans are made to small retail, manufacturing and service businesses. Consumer loans are made for a variety of reasons, however, approximately 60% of the loans are secured by automobiles and trucks.

The Company's market area has a stable economy, which tends to be less cyclical than the national economy. Major industries in the market area include agricultural production and processing, higher education, retail sales, services and light manufacturing. The agricultural production and processing industry is a major contributor to the local economy and its performance and growth tend to be cyclical in nature, however, this cyclical nature is offset by other stable industries in the trade area. In addition to direct agricultural loans, a large percentage of residential real estate loans and consumer installment loans are made to borrowers whose income is derived from the agricultural sector of the economy. A large percentage of the agricultural loans are made to poultry growers.

During 2002, a mild strain of Avian Influenza (AI) affected many poultry growers in the area. This strain of AI resulted in the birds being underweight, and could only be eliminated by destroying the flocks and allowing the house to remain empty for a period of several weeks. The Bank had several customers that were affected. Some were able to continue required payments due to other sources of income, while a few required interest only payments or advances on lines of credit for several months. Federal assistance checks were received in late 2002 or early 2003 and all growers are now back in full production.

During recent years, real estate values in the Company's market area for commercial, agricultural and residential property increased, on the average, between 2% and 5% annually depending on the location and type of property. Approximately 80% of the Company's loans are secured by real estate, however, policies relating to appraisals and loan to value ratios are adequate to control the related risk. Unemployment rates in the Company's market area continue to be below both the national and state averages. The national economic slowdown that has resulted since the September 11th tragedies has not had a significant impact within the local area and as yet does not appear to be the cause of increased loan delinquencies.

Nonaccrual and Past Due Loans

The following table shows loans placed in a nonaccrual status and loans contractually past due 90 days or more as to principal or interest payments.

	December 31,				
(Dollars in thousands)	2002	2001	2000	1999	1998
Nonaccruing loans	None	None	$ 664	None	None
Loans past due 90 days or more	2,594	$ 1,096	$ 421	$1,917	$2,059
Percentage to total loans	1.28%	.62%	.71%	1.37%	1.56%

Interest accruals are continued on past due, secured loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the borrower deteriorates to the point that any further accrued interest would be determined to be uncollectible. Past due loans at December 31, 2002 include loans to two commercial customers, in cyclical businesses, with balances totaling $1,705,000. These loans were all brought current during the month of February 2003. Excluding these relationships, past due loans at December 31, 2002 equaled .44% of total loans. At December 31, 2002, 2001 and 2000, there were no restructured loans on which interest was accruing at a reduced rate or on which payments had been extended.

Potential Problem Loans

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. Nor do they represent material credits about which management is aware of any information, which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. As of December 31, 2002, management is not aware of any potential problem loans, which are not already classified for regulatory purposes or classified substandard or watch as part of the Bank's internal grading system.

Loan Concentrations

At December 31, 2002, no industry category exceeded ten percent of total loans.

Loan Losses and the Allowance for Loan Losses

In evaluating the portfolio, loans are segregated into loans with identified potential losses, and pools of loans by type (commercial, residential, consumer, credit cards). Loans with identified potential losses include examiner and bank classified loans. Classified relationships in excess of $100,000 are reviewed individually for impairment under FAS 114. A variety of factors are taken into account when reviewing these credits, including borrower cash flow, payment history, fair value of collateral, company management, industry and economic factors. Loan relationships that are determined to have no impairment are placed back into the appropriate loan pool and reviewed under FAS 5.

Loan pools are further segmented into watch list, past due over 90 days and all other. Watch list loans include loans that are 60 days past due, and may include restructured loans, borrowers that are highly leveraged, loans that have been upgraded from classified or loans that contain policy exceptions (term, collateral coverage, etc.). Loss estimates on these loans reflect the increased risk associated with these assets due to any of the above factors. The past due pools contain loans that are currently 90 days or more past due. Loss rates assigned reflect the fact that these loans bear a significant risk of charge-off. Loss rates vary by loan type to reflect the likelihood that collateral values will offset a portion of the anticipated losses.

The remainder of the portfolio falls into pools by type of homogenous loans that do not exhibit any of the above described weaknesses. Loss rates are assigned based on historical loss rates over the prior five years. A multiplier has been applied to these loss rates to reflect the time for loans to season within the portfolio and the inherent imprecision of these estimates.

All potential losses are evaluated within a range of low to high. An unallocated reserve has been established to reflect other unidentified losses within the portfolio. It helps to offset the increased risk of loss associated with fluctuations in past due trends, changes in the local and national economies, and other unusual events (ie. Avian influenza). The Board approves the loan loss provision for the following quarter based on this evaluation and an effort is made to keep the actual allowance at or above the midpoint of the range established by the evaluation process.

The allowance for loan losses of $1,477,000 at December 30, 2002 is equal to .73% of total loans. This compares to an allowance of $1,289,000 (.73%) at December 31, 2001. Although management has increased its funding of the reserve during 2002, due to the rapid growth in the portfolio and an increase in charge offs, the overall level of the allowance remains well below the peer group average of 1.34%. Management feels this is appropriate based on its loan loss history and the composition of its loan portfolio; the current allowance for loan losses is equal to approximately eight years of average loan losses. Based on historical losses, delinquency rates, collateral values of delinquent loans and a thorough review of the loan portfolio, management is of the opinion that the allowance for loan losses fairly states the estimated losses in the current portfolio.

Loan losses, net of recoveries, total $199,000, which is equivalent to .10% of total loans. In recent years the company has had an average loss rate of .09% which is approximately one-third the loss rate of its peer group.

A summary of the activity in the allowance for loan losses follows:

(Dollars in thousands)	2002	2001	2000	1999	1998
Balance at beginning of period	$1,289	$1,108	$1,090	$1,162	$1,121
Provision charged to expenses	387	204	123	140	110
Other adjustments		84			
Loan losses:					
Commercial	20	22	21	107	4
Installment	249	138	125	150	170
Real estate	31		2	2	
Total loan losses	300	160	148	259	174
Recoveries:					
Commercial	28	3	3	5	7
Installment	73	49	39	40	98
Real Estate		1	1	2	
Total recoveries	101	53	43	47	105
Net loan losses	199	107	105	212	69
Balance at end of period	$1,477	$1,289	$1,108	$1,090	$1,162
Allowance for loan losses as a percentage of loans	.73%	.73%	.73%	.78%	.88%
Net loan losses to average loans outstanding	.10%	.06%	.07%	.16%	.05%

The Company has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the above categories of loans. The allocation of the allowance as shown below should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends.

Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

The following table shows the balance and percentage of the Company's allowance for loan losses allocated to each major category of loans:

	at December 31									
(Dollars in thousands)	2002		2001		2000		1999		1998	
	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans
Commercial	$ 443	23	$451	23%	$332	25%	$327	26%	$392	27%
Real estate	369	65	323	63	277	61	327	60	350	59
Installment	591	12	451	14	333	14	273	14	260	14
Unallocated	74		64		166		163		160	
Total	1,477	100%	$1,289	100%	$1,108	100%	$1,090	100%	1,162	100%

Deposits and Borrowings

The Bank recognized an increase in year-end deposits in 2002 of 9.60%. The Bank experienced an increase in all account types. Rates of interest were falling throughout all of 2002 and, with the exception of advertising a free checking account, the Bank did not have any special promotions to generate its deposit growth. Management believes that economic uncertainty and the volatility of the stock market contributed to the growth in deposits.

The Bank has traditionally avoided brokered and large deposits believing that they were unstable and, thus not desirable. This has proven to be a good strategy as the local deposit base is very stable and small increases in rates above the competition have usually resulted in deposit gains in past years. Beginning in 2001 the Bank has, on occasion, accepted certificates of deposit from other financial institutions at below market rates of interest. Typically this has been done to meet loan demand or if liquidity was sufficient, the Bank has reinvested these deposits in certificates of deposit at other institutions which were offering above market rates. Certificates of deposit over $100,000 totaled $18,955,000 at December 31, 2002. The maturity distribution of these certificates is as follows:

(Dollars in thousands)	2002	2001
Less than 3 months	$ 2,427	$ 4,376
3 to 12 months	8,573	9,105
1 year to 5 years	7,955	4,006
Total	$ 18,955	$ 17,487

Non-deposit borrowings include repurchase agreements, federal funds purchased and long-term debt obtained through the Federal Home Loan Bank and SunTrust Bank. Repurchase agreements continue to be an important source of funding and provide commercial customers the opportunity to earn market rates of interest on funds that are secured by specific securities owned by the Bank.

Borrowings from the Federal Home Loan Bank are used to support the Bank's mortgage lending program and allow the Bank to offer longer-term mortgages. During 2002, the Bank borrowed an additional $15,000,000 from the FHLB to support the demand for longer-term mortgages. Quarterly installment payments on FHLB debt totaled $5,337,000, resulting in a net increase of $9,663,000 owed to the FHLB. These loans carry an average rate of approximately 4.61% at year end 2002. During 2001, the Bank paid off approximately $8,500,000 in FHLB debt with a combination of liquid assets and a new loan of $6,000,000. This refinancing allowed the Bank to reposition its cash flows to more closely match payments received on customer mortgages. It also reduced the amount of low yielding liquid assets which the Bank held while paying off higher rate obligations.

Stockholder's Equity

Total stockholders' equity increased $944,000 or 3.3% in 2002. Earnings retained from operations were the primary source of the increase. As of December 31, 2002, the book value per share was $12.19 compared to $11.74 as of December 31, 2001. Dividends are paid to stockholders on a quarterly basis in uniform amounts unless unexpected fluctuations in net income indicate a change to this policy is needed.

Banking regulators have established a uniform system to address the adequacy of capital for financial institutions. The rules require minimum capital levels based on risk-adjusted assets. Simply stated, the riskier an entity's investments, the more capital it is required to maintain. The Bank, as well as the Company, is required to maintain these minimum capital levels. The two types of capital guidelines are Tier I capital (referred to as core capital) and Tier II capital (referred to as supplementary capital). At

December 31, 2002, the Company had Tier I capital of 13.67% of risk weighted assets and combined Tier I and II capital of 14.48% of risk weighted assets. Regulatory minimums at this date were 4% and 8%, respectively. The Bank has maintained capital levels far above the minimum requirements throughout the year. In the unlikely event that such capital levels are not met, regulatory agencies are empowered to require the Company to raise additional capital and/or reallocate present capital.

In addition, the regulatory agencies have issued guidelines requiring the maintenance of a capital leverage ratio. The leverage ratio is computed by dividing Tier I capital by actual total assets. The regulators have established a minimum of 3% for this ratio, but can increase the minimum requirement based upon an institution's overall financial condition. At December 31, 2002, the Company reported a leverage ratio of 8.76%. The Bank's leverage ratio was also substantially above the minimum.

Market Risk Management

Most of the Company's net income is dependent on the Bank's net interest income. As the rapid change in short-term interest rates demonstrated in 2001, net interest income is subject to interest rate risk to the extent that imbalances exist between the maturities or repricing of interest bearing liabilities and interest earning assets. In 2001 for example, interest-earning assets repriced much more quickly than interest bearing liabilities; this resulted in a decrease in the net interest margin compared to 2000. During 2002, the net interest margin increased as the interest bearing liabilities matured and repriced at significantly lower levels. Net interest income is also affected by changes in the mix of funding that supports earning assets. For example, higher levels of non-interest bearing demand deposits and leveraging earning assets by funding with stockholder's equity would result in greater levels of net interest income than if most of the earning assets were funded with higher cost interest-bearing liabilities, such as certificates of deposit.

Liquidity as of December 31, 2002 is very strong. The Bank historically has had a stable core deposit base and, therefore, does not have to rely on volatile funding sources. Because of the stable core deposit base, changes in interest rates should not have a significant effect on liquidity. During 2002, the Bank used funds received in the 2001 branch acquisition, maturing investments, and deposit growth to meet its liquidity needs. The Bank's membership in the Federal Home Loan Bank also provides liquidity as the Bank borrows money that is repaid over a five to ten year period and uses the money to make fixed rate loans. The matching of the long-term receivables and liabilities helps the Bank reduce its sensitivity to interest rate changes. The Company reviews its interest rate gap periodically and makes adjustments as needed. There are no off balance sheet items that will impair future liquidity.

The following table depicts the Company's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities as of December 31, 2002. As the notes to the table indicate, the data was based in part on assumptions as to when certain assets or liabilities would mature or reprice. The analysis indicates a liability sensitive one-year cumulative GAP position of 2.76% of total earning assets. Approximately 36% of rate sensitive assets and 45% of rate sensitive liabilities are subject to repricing within one year. The one-year cumulative GAP narrowed during 2002, as the Bank held more short-term liquid assets. With rates falling throughout 2002, the Investment Committee and management choose to not reinvest bond maturities, loan repayments and cash in longer-term investments. Management believes that remaining liquid and keeping investments short-term in nature will allow it to achieve greater earnings in the future when rates stabilize at higher levels.

The following GAP analysis shows the time frames from December 31, 2002, in which the Company's assets and liabilities are subject to repricing:

(Dollars in thousands)	1-90 Days	91-365 Days	1-5 Years	Over 5 Years	Not Classified	Total
Rate Sensitive Assets:						
Loans	$ 44,787	$ 14,726	$ 102,257	$ 40,210		$ 201,980
Investments securities	14,503	17,379	19,322	5,555	8,026	64,785
Federal Funds Sold	4,476					4,476
Interest bearing bank deposits	2,297	2,776	793			5,866
Total	$ 66,063	$ 34,881	$ 122,372	$ 45,765	$ 8,026	$ 277,107
Rate Sensitive Liabilities:						
Interest bearing demand deposits		10,328	19,314	4,493		34,135
Savings		8,332	24,997	8,332		41,661
Certificates of deposit $100,000 and over	2,427	8,573	7,955			18,955
Other certificates of deposit	21,692	40,416	28,416	13,563		104,087
Total Deposits	24,119	67,649	80,682	26,388		198,838
Short-term debt	8,308					8,308
Long-term debt	2,775	5,753	22,391	1,393		32,312
Total	35,202	73,402	103,073	27,781		239,458
Discrete Gap	30,861	(38,521)	19,299	17,984	8,026	37,649
Cumulative Gap	30,861	(7,660)	11,639	29,623	37,649	
As a % of Earning Assets	11.11%	(2.76%)	4.20%	10.69%	13.59%	

* In preparing the above table, no assumptions are made with respect to loan prepayments or deposit run offs. Loan principal payments are included in the earliest period in which the loan matures or can be repriced. Principal payments on installment loans scheduled prior to maturity are included in the period of maturity or repricing. Proceeds from the redemption of investments and deposits are included in the period of maturity. Estimated maturities on deposits which have no stated maturity dates were derived from guidance contained in FDICIA 305.

Recent Accounting Pronouncements

In December 2001, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 01-6, *Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others,* to reconcile and conform the accounting and financial reporting provisions established by various AICPA industry audit guides. SOP No. 01-6 is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001, and did not have a material impact on the Company's consolidated financial statements.

In October 2002, FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions.* SFAS No. 147 amends previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of SFAS No. 141, *Business Combinations,* and SFAS No. 142 to branch acquisitions if such transactions meet the definition of a business combination. The provisions of SFAS No. 147 do not apply to transactions between two or more mutual enterprises. In addition, SFAS No. 147 amends SFAS No. 144, *Accounting for the*

Impairment of Long-Lived Assets, to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions required for other long-lived assets held and used.

Quarterly Results

The table below lists the Company's quarterly performance for the years ended December 31, 2002 and 2001:

			2002		
Dollars in thousands	Fourth	Third	Second	First	Total
Interest Income	$ 4,538	$ 4,499	$ 4,490	$ 4,319	$ 17,846
Interest Expense	1,756	1,803	1,893	1,938	7,390
Net Interest Income	2,782	2,696	2,597	2,381	10,456
Provision For Loan Losses	106	107	107	67	387
Net Interest Income After Provision	2,676	2,589	2,490	2,314	10,069
Non-Interest Income	(341)	386	755	398	1,198
Non-Interest Expense	1,729	1,564	1,573	1,582	6,448
Income before taxes	606	1,411	1,672	1,130	4,819
Income Tax Expense	60	403	511	341	1,315
Net Income	$ 546	$ 1,008	$ 1,161	$ 789	$ 3,504
Net Income Per Share	$ .22	$ .42	$ .48	$ .32	$ 1.44

			2001		
	Fourth	Third	Second	First	Total
Interest Income	$ 4,457	$ 4,504	$ 4,565	$ 4,155	$ 17,681
Interest Expense	2,543	2,336	2,454	2,161	9,494
Net Interest Income	1,914	2,168	2,111	1,994	8,187
Provision	67	68	38	31	204
Net Interest Income After Provision	1,847	2,100	2,073	1,963	7,983
Non-Interest Income	239	293	406	1,472	2,410
Non-Interest Expense	1,534	1,435	1,434	1,325	5,728
Income Before Taxes	552	958	1,045	2,110	4,665
Income Tax Expense	129	307	314	684	1,434
Net Income	$ 2,123	$ 651	$ 731	$ 426	$ 3,231
Net Income Per Share	$ .17	$ .27	$ .30	$ .59	$ 1.33

The fourth quarter results in 2002 include a $503,000 pre-tax write down on securities that Management determined were impaired. During the fourth quarter of 2001, the Company incurred pre-tax prepayment penalties of $359,000 to refinance a portion of its FHLB debt.

Consolidated Balance Sheets

	December 31, 2002	December 31, 2001
ASSETS		
Cash and due from banks (notes 3 and 13)	$ 6,017,446	$ 5,363,722
Interest bearing deposits (note 13)	5,886,439	14,198,842
Federal funds sold	4,476,000	
Securities -		
Held to maturity - fair value of $1,905,012 in 2002 and $1,944,405 in 2001 (note 4)	1,877,258	1,882,781
Available for sale (note 4)	62,908,016	58,252,017
Other investments (note 4)	4,816,386	3,852,394
Loans (notes 5 and 13)	201,979,842	176,625,383
Less allowance for loan losses (note 6)	(1,477,007)	(1,288,506)
Net Loans	200,502,835	175,336,877
Bank premises and equipment, net (note 7)	4,485,813	4,411,526
Other real estate	719,268	566,966
Interest receivable	1,655,122	1,541,541
Core deposit intangible (notes 2 and 20)	2,253,525	2,529,467
Goodwill (notes 2 and 20)	2,638,677	2,638,677
Bank owned life insurance (note 21)	2,302,655	
Other assets	2,609,469	2,097,959
Total Assets	303,148,909	$ 272,672,769
LIABILITIES		
Deposits:		
Noninterest bearing	29,445,922	$ 25,740,570
Interest bearing:		
Demand	22,464,540	20,485,481
Money market accounts	11,669,676	9,249,751
Savings	41,661,219	34,787,009
Time deposits over $100,000 (note 8)	18,955,379	17,487,077
All other time deposits (note 8)	104,087,160	100,528,887
Total Deposits	228,283,896	208,278,775
Short-term debt (note 9)	8,308,382	10,695,695
Accrued liabilities	4,703,427	4,118,402
Long-term debt (note 10)	32,312,024	20,982,698
Total Liabilities	273,607,729	244,075,570
STOCKHOLDERS' EQUITY		
Common stock $5 par value, 3,000,000 shares authorized, 2,423,678 and 2,438,563 shares issued and outstanding, for 2002 and 2001, respectively	12,118,390	12,192,815
Capital surplus	302,795	525,015
Retained earnings (note 16)	17,390,478	15,488,406
Accumulated other comprehensive income (loss)	(270,483)	390,963
Total Stockholders' Equity	29,541,180	28,597,199
Total Liabilities and Stockholders' Equity	303,148,909	$ 272,672,769

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31, 2002	2001	2000
INTEREST AND DIVIDEND INCOME:			
Interest and fees on loans	14,846,527	$14,162,330	$12,920,610
Interest on deposits and federal funds sold	438,330	1,163,750	62,510
Interest on debt securities	2,004,119	1,837,897	1,980,466
Dividends on equity securities	557,470	517,435	545,654
Total Interest and Dividend Income	17,846,446	17,681,412	15,509,240
INTEREST EXPENSE:			
Interest on demand deposits	306,730	435,919	466,086
Interest on savings deposits	710,489	873,462	944,232
Interest on time deposits over $100,000	657,069	723,697	462,019
Interest on all other time deposits	4,240,390	5,661,394	4,102,688
Total interest on deposits	5,914,678	7,694,472	5,975,025
Interest on short-term debt	103,951	311,240	498,846
Interest on long-term debt	1,371,774	1,488,569	936,822
Total Interest Expense	7,390,403	9,494,281	7,410,693
NET INTEREST INCOME	10,456,043	8,187,131	8,098,547
PROVISION FOR LOAN LOSSES (note 6)	387,000	204,000	123,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,069,043	7,983,131	7,975,547
NONINTEREST INCOME:			
Service charges on deposit accounts	716,590	674,366	554,685
Insurance and other commissions	209,579	141,116	143,682
Other operating income	453,587	341,969	339,582
Gain (loss) on security transactions (note 4)	(182,430)	1,252,500	769,704
Total Noninterest Income	1,197,326	2,409,951	1,807,653
NONINTEREST EXPENSES:			
Salaries	2,853,483	2,473,605	2,120,549
Employee benefits (note 12)	747,074	693,933	663,704
Occupancy expense	337,038	324,092	215,312
Equipment expense	350,701	317,597	284,514
Amortization of intangibles (notes 2 and 20)	275,942	304,008	
Other operating expenses	1,883,657	1,614,519	1,369,139
Total Noninterest Expenses	6,447,895	5,727,754	4,653,218
Income before Income Taxes	4,818,474	4,665,328	5,129,982
INCOME TAX EXPENSE (note 11)	1,314,579	1,434,798	1,486,097
NET INCOME	$ 3,503,895	$ 3,230,530	$ 3,643,885
PER SHARE DATA			
NET INCOME	$ 1.44	$ 1.33	$ 1.49
CASH DIVIDENDS	.66	$ .63	$ .59
AVERAGE COMMON SHARES OUTSTANDING	2,428,722	2,430,993	2,445,509

The accompanying notes are an integral part of this statement.

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE - December 31, 1999	12,279,810	868,132	11,587,061	551,393	25,286,396
Comprehensive Income:					
Net income			3,643,885		3,643,885
Net change in other comprehensive income(note 2)				209,876	209,876
Comprehensive Income					3,853,761
Dividends on common stock			(1,440,318)		(1,440,318)
Shares repurchased (22,589 shares)	(112,945)	(388,664)			(501,609)
BALANCE - December 31, 2000	12,166,865	479,468	13,790,628	761,269	27,198,230
Comprehensive Income:					
Net income			3,230,530		3,230,530
Net change in other comprehensive income(note 2)				(370,306)	(370,306)
Comprehensive Income					2,860,224
Dividends on common stock			(1,532,752)		(1,532,752)
Shares sold to ESOP (9,000)	45,000	110,250			155,250
Shares repurchased (3,810 shares)	(19,050)	(64,703)			(83,753)
BALANCE - December 31, 2001	$ 12,192,815	$ 525,015	$ 15,488,406	$ 390,963	$ 28,597,199
Comprehensive Income:					
Net income			3,503,895		3,503,895
Net change in other comprehensive income (note 2)				(661,446)	(661,446)
Comprehensive Income					2,842,449
Dividends on common stock			(1,601,823)		(1,601,823)
Shares repurchased (14,885 shares)	(74,425)	(222,220)			(296,645)
BALANCE - December 31, 2002	12,118,390	302,795	17,390,478	(270,483)	29,541,180

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31, 2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	3,503,895	$ 3,230,530	$ 3,643,885
Adjustments to reconcile net income to net cash provided by operating activities:			
(Gain) loss on sale of securities	182,430	(1,252,500)	(769,704)
Depreciation	347,867	308,152	257,586
Amortization of security premiums	125,412	40,266	19,222
Provision for loan losses	387,000	204,000	123,000
Provision for deferred taxes	(240,106)	(43,982)	(90,867)
Increase in interest receivable	(113,581)	(60,509)	(108,325)
Increase (decrease) in other assets	(178,301)	51,166	(514,236)
Increase (decrease) in accrued expenses	757,679	84,173	(52,373)
Amortization of limited partnership investments	255,850	218,804	360,893
Amortization of intangibles	275,942	304,008	
Income from life insurance investment	(130,531)		
(Gain) loss on sale of other real estate	22,161	(21,484)	
Net Cash Provided by Operating Activities	5,195,717	3,062,624	2,869,081
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net change in interest bearing bank deposits	8,312,403	(13,886,318)	149,603
Net (increase) decrease in federal funds sold	(4,476,000)	909,000	(909,000)
Proceeds from maturities of securities held to maturity		20,100,747	1,430,967
Proceeds from maturities of securities available for sale	25,794,446	40,828,490	3,326,438
Proceeds from sales of securities available for sale	5,062,045	3,051,910	2,185,135
Purchases of securities held to maturity		(19,990,333)	(6,771)
Purchases of securities available for sale	(37,983,540)	(62,216,028)	(7,233,362)
Net increase in loans	(25,748,188)	(24,955,943)	(11,822,428)
Purchase of life insurance	(2,172,124)		
Purchase of property and equipment	(330,302)	(1,072,265)	(225,456)
Purchase of other real estate	(243,204)		
Construction in progress payments	(91,850)		(578,586)
Purchase of intangible assets		(5,472,152)	
Sale of other real estate	263,970	138,774	79,489
Net Cash Used in Investing Activities	(31,612,344)	(62,564,118)	(13,603,971)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in demand and savings deposits	14,978,546	24,893,136	(2,538,209)
Net increase in time deposits	5,026,575	31,031,240	15,385,656
Net change in short-term debt	(2,387,313)	1,997,660	978,666
Dividends paid in cash	(1,580,138)	(1,532,752)	(1,419,147)
Proceeds from long-term debt	18,000,000	13,000,000	1,000,000
Payments to repurchase common stock	(296,645)	(83,753)	(501,609)
Proceeds from issuance of common stock		155,250	
Repayments of long-term debt	(6,670,674)	(8,403,140)	(3,162,438)
Net Cash Provided by Financing Activities	27,070,351	61,057,641	9,742,919
Net Increase (decrease) in Cash and Cash Equivalents	653,724	1,556,147	(991,971)
Cash and Cash Equivalents, Beginning of Year	5,363,722	3,807,575	4,799,546
Cash and Cash Equivalents, End of Year	6,017,446	$ 5,363,722	$ 3,807,575
Supplemental Disclosure:			
Cash paid for:			
Interest expense	$ 7,538,614	$ 9,458,909	$ 7,218,051
Income taxes	1,100,000	1,050,000	1,322,000

The accompanying notes are an integral part of this statement

Notes to the Consolidated Financial Statements

NOTE 1 NATURE OF OPERATIONS:

F & M Bank Corp. ("Company"), through its subsidiary Farmers & Merchants Bank ("Bank"), operates under a charter issued by the Commonwealth of Virginia and provides commercial banking services. As a state chartered bank, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve Bank. The Bank provides services to customers located mainly in Rockingham County, Virginia, and the adjacent counties of Page, Shenandoah and Augusta. Services are provided at eight branch offices. In addition, the Company offers insurance and financial services through its subsidiaries, TEB Life Insurance, Inc. and Farmers & Merchants Financial Services, Inc.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to accepted practice within the banking industry.

The following is a summary of the more significant policies:

Principles of Consolidation

The consolidated financial statements include the accounts of the Farmers and Merchants Bank, the TEB Life Insurance Company and Farmers & Merchants Financial Services, Inc. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts in those statements; actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes are the determination of the allowance for loan losses, which is sensitive to changes in local and national economic conditions, and the other than temporary impairment of investments in the investment portfolio.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits at other financial institutions whose initial maturity is ninety days or less.

Investment Securities

Management reviews the securities portfolio and classifies all securities as either held to maturity or available for sale at the date of acquisition. Securities that the Company has both the positive intent and ability to hold to maturity (at time of purchase) are classified as held to maturity securities. All other securities are classified as available for sale. Securities held to maturity are carried at historical cost and adjusted for amortization of premiums and accretion of discounts, using the effective interest method. Securities available for sale are carried at fair value with any valuation adjustments reported, net of deferred taxes, as a part of other accumulated comprehensive income. Also included in securities available for sale are marketable equity securities.

Interest, amortization of premiums and accretion of discounts on securities are reported as interest income using the effective interest method. Gains (losses) realized on sales and calls of securities are determined on the specific identification method.

Accounting for Historic Rehabilitation and Low Income Housing Partnerships

The Company periodically invests in low income housing partnerships whose primary benefit is the distribution of federal tax credits to partners. The Company recognizes these benefits and the cost of the investments over the life of the partnership (usually 15 years). In addition, state and federal historic rehabilitation credits are generated from a recent investment in a partnership organized for this purpose.

Amortization of this investment is based on the amount or benefits received in the current year to total estimated benefits over the life of the project. All benefits have been shown as investment income since income tax benefits are the only anticipated benefits of ownership.

Loans

Loans are carried on the balance sheet net of any unearned interest and the allowance for loan losses. Interest income on loans is determined using the effective interest method on the daily amount of principal outstanding except where serious doubt exists as to collectibility of the loan, in which case the accrual of income is discontinued.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standard ("SFAS") No. 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Nonaccrual Loans

Interest accruals are continued on past due, secured loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the borrower deteriorates to the point that any further accrued interest would be determined to be uncollectible.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to income over the estimated useful lives of the assets on a combination of the straight-line and accelerated methods. The ranges of the useful lives of the premises and equipment are as follows:

Buildings and Improvements	10 - 40 years
Furniture and Fixtures	5 - 20 years

Maintenance, repairs, and minor improvements are charged to operations as incurred. Gains and losses on dispositions are reflected in other income or expense.

Intangible Assets

Core deposit intangibles are amortized on a straight-line basis over ten years. Core deposits, net of amortization amounted to $2,254,000 and $2,530,000 at December 31, 2002 and 2001, respectively. The Company adopted SFAS 147 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over the estimated useful life.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets will be subject to at least an annual impairment review, and more frequently if certain impairment indicators are in evidence. SFAS No. 142 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

The Company adopted SFAS No. 142 on January 1, 2002. Goodwill is included in other assets and totaled $2,639,000 at December 31, 2002 and 2001. The goodwill is no longer amortized, but instead tested for impairment at least annually. Based on the testing, there were no impairment charges for 2002. Application of the nonamortization provisions of the Statement resulted in additional net income of $190,000 for the year ended December 31, 2002.

Pension Plans

Substantially all employees are covered by a pension plan. The net periodic pension expense includes a service cost component, estimated normal return on plan assets, and the effect of deferring and amortizing certain actuarial gains and losses.

Advertising Costs

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs included in other operating expenses for 2002, 2001 and 2000 were $139,527, $141,461 and $116,668 respectively.

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and gains or losses on certain derivative contracts, are reported as a separate component of the equity section of the balance sheet. Such items, along with operating net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
Changes in:	2002	2001	2000
Unrealized holding gain (loss) on interest rate swap	4,137	(30,106)	
Unrealized holding gains (losses) on available-for-sale securities	(1,141,553)	$ 698,279	$ 1,134,127
Reclassification adjustment for gains (losses) realized in income	182,430	(1,252,500)	(769,704)
Net Unrealized Gains (Losses)	(954,986)	(584,327)	364,423
Tax effect	293,540	214,021	(154,547)
Net Change	(661,446)	$ (370,306)	$ 209,876

Earnings Per Share

Earnings per share are based on the weighted average number of shares outstanding.

NOTE 3 CASH AND DUE FROM BANKS:

The Bank is required to maintain average reserve balances based on a percentage of deposits. The average balance of cash, which the Federal Reserve Bank requires to be on reserve, was $ 1,005,000 and $764,000 for the years ended December 31, 2002 and 2001, respectively.

NOTE 4 INVESTMENT SECURITIES:

The amortized cost and fair value of securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002				
U. S. Treasuries and Agencies	$ 110,000	$	$	$ 110,000
Corporate bonds	$ 1,767,258	$ 27,754	$	$ 1,795,012
Total Securities Held to Maturity	$ 1,877,258	$ 27,754	$	$ 1,905,012
December 31, 2001				
U. S. Treasuries and Agencies	$ 110,465	$ 3,385	$	$ 113,850
Corporate bonds	1,772,316	58,239		1,830,555
Total Securities Held to Maturity	$ 1,882,781	$ 61,624	$	$ 1,944,405

The amortized cost and fair value of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002				
U.S. Agencies	$38,023,227	$ 453,565	$ 1,834	$38,474,958
Mortgage-backed obligations of federal agencies	5,033,202	36,371	708	5,068,865
Marketable equities	9,103,662	488,951	1,566,930	8,025,683
Corporate bonds	11,088,828	263,682	14,000	11,338,510
Total Securities Available for Sale	$63,248,919	$ 1,242,569	$ 1,583,472	$62,908,016

December 31, 2001				
U.S. Treasuries and Agencies	$29,097,413	$ 332,543	$ 2,189	$29,427,767
Mortgage-backed obligations of federal agencies	7,853,039	68,966	436	7,921,569
Marketable equities	10,682,587	1,411,532	1,594,000	10,500,119
Corporate bonds	10,012,271	390,291		10,402,562
Total Securities Available for Sale	$57,645,310	$ 2,203,332	$ 1,596,625	$58,252,017

The amortized cost and fair value of securities at December 31, 2002, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held to Maturity		Securities Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,110,000	$ 1,113,700	$ 31,500,474	$ 31,773,269
Due after one year through five years	767,258	791,312	22,644,783	23,109,064
Total	1,877,258	1,905,012	54,145,257	54,882,333
Marketable equities			9,103,662	8,025,683
	$ 1,877,258	$ 1,905,012	$ 63,248,919	$ 62,908,016

Realized gains and losses and the gross proceeds from the sale of debt securities were not material in 2002, 2001 or 2000. Gains and losses on marketable equity transactions are summarized below:

	2002	2001	2000
Gains	318,354	$ 1,283,189	$ 798,563
Losses	500,784	30,689	28,859
Net Gains	$ (182,430)	$ 1,252,500	$ 769,704

Based on a review of its portfolio, the Company wrote down the carrying basis of five of its equity holdings by $503,034 as of December 31, 2002. This write down was a result of management's evaluation and determination that these assets met the definition for impairment under SFAS 115.

The carrying value (which approximates fair value) of securities pledged by the Bank to secure deposits and for other purposes amounted to $ 23,487,000 at December 31, 2002 and $19,341,000 at December 31, 2001. The Company has pledged $5,882,000 of equity securities to secure the $5,000,000 in loans it obtained from SunTrust Bank (see note 10).

There were no state or political subdivision obligations of a single issuer that exceeded 10% of stockholders' equity at December 31, 2002, 2001 or 2000

Other investments consist of investments in seven low-income housing and historic equity partnerships (carrying basis of $2,794,714) and stock in the Federal Home Loan Bank, Community Bankers Bank,

Federal Reserve Bank, Shenandoah Title, LLC and Virginia Bankers' Insurance Center, LLC (carrying basis of $2,021,672). The interests in the low-income housing and historic equity partnerships have limited transferability and the interests in the other stocks are restricted as to sales. The market values of these securities are estimated to approximate their carrying value as of December 31, 2002.

At December 31, 2002, the Company was committed to invest an additional $2,853,922 in four low-income housing limited partnerships. These funds will be paid as requested by the general partner to complete the projects. This additional investment has been reflected in the above carrying basis and in accrued liabilities on the balance sheet.

NOTE 5 LOANS:

Loans outstanding as of December 31 are summarized as follows:

	2002	2001
Real Estate		
Construction	$ 12,059,185	$ 5,520,815
Mortgage	118,453,009	105,304,862
Commercial and agricultural	47,218,287	41,256,218
Installment	22,703,677	23,106,243
Credit cards	1,477,436	1,348,372
Other	68,248	88,873
Total	$ 201,979,842	$ 176,625,383

The Company has pledged mortgage loans as collateral for borrowings with the Federal Home Loan Bank of Atlanta totaling $32,914,047 and $22,923,410 as of December 31, 2002 and 2001, respectively.

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of changes in the allowance for loan losses is shown in the following schedule:

	2002	2001	2000
Balance, beginning of year	$ 1,288,506	$ 1,107,917	$ 1,090,262
Other adjustments		84,000	
Provision charged to operating expenses	387,000	204,000	123,000
Loan recoveries	100,985	52,848	42,697
Loans charged off	(299,484)	(160,259)	(148,042)
Balance, End of Year	$ 1,477,007	$ 1,288,506	$ 1,107,917
Percentage of gross loans	.73%	.73%	.73%

NOTE 7 BANK PREMISES AND EQUIPMENT:

Bank premises and equipment as of December 31 are summarized as follows:

	2002	2001
Land	$ 549,723	$ 549,723
Buildings and improvements	4,090,723	3,957,920
Furniture and equipment	2,973,131	2,683,780
	7,613,577	7,191,423
Less - accumulated depreciation	(3,127,764)	(2,779,897)
Net	$ 4,485,813	$ 4,411,526

Provisions for depreciation of $347,687 in 2002, $ 308,152 in 2001, and $257,586 in 2000 were charged to operations.

NOTE 8 TIME DEPOSITS:

At December 31, 2002, the scheduled maturities of time deposits are as follows:

2003	$ 73,108,692
2004	17,823,483
2005	14,564,247
2006	6,686,209
Thereafter	10,859,908
Total	$ 123,042,539

NOTE 9 SHORT-TERM DEBT:

Short-term debt information is summarized as follows:

	Maximum Outstanding at Any Month End	Outstanding at Year End	Average Balance Outstanding[1]	Weighted Average Interest Rate	Year End Interest Rate
2002					
Treasury, tax and loan	$ 29,213	$ 21,667	$ 22,229	n/a	n/a
Federal funds purchased	3,882,000		77,323	2.23%	n/a
Notes payable	343,684		156,326	5.45%	n/a
Securities sold under agreements to repurchase	9,497,671	8,286,715	8,240,723	1.14%	.72%
Totals		$ 8,308,382	$8,496,601	1.23%	.72%
2001					
Treasury, tax and loan	$ 69,746	$ 69,746	$ 18,655	n/a	n/a
Federal funds purchased	936,000	936,000	89,315	6.22%	n/a
Notes payable	266,065	198,260	74,592	5.14%	4.35%
Securities sold under agreements to repurchase	10,853,937	9,491,689	8,946,884	3.38%	1.50%
Totals		$10,695,695	$9,129,446	3.42%	1.51%
2000					
Treasury, tax and loan	$ 29,205	$	$ 16,931	n/a	n/a
Federal funds purchased	6,040,000		2,037,910	6.74%	n/a
Notes payable	359,302		68,105	8.92%	n/a
Securities sold under agreements to repurchase	8,698,035	8,698,035	6,255,820	5.68%	5.76%
Totals		$ 8,698,035	$8,378,766	5.95%	5.76%

1 Based on daily amounts outstanding

The Bank issues repurchase agreements to customers desiring short-term investments. These agreements are issued on a daily basis and are secured by United States Agency obligations and corporate bonds. The market value of these securities approximates their carrying value. All securities sold under agreements to repurchase are under the Company's control.

As of December 31, 2002, the Company had lines of credit with correspondent banks totaling $18,091,000, which are used in the management of short-term liquidity.

NOTE 10 LONG-TERM DEBT:

New borrowings from the Federal Home Loan Bank of Atlanta (FHLB) totaled $15,000,000 in 2002 and $13,000,000 in 2001. The interest rates on the notes payable are fixed at the time of the advance and range from 4.02% to 5.33%; the weighted average interest rate is 4.64% at December 31, 2002. During 2001, the Company paid $358,955 in prepayment penalties to refinance portions of this debt. These penalties were expensed in 2001 when paid. The long-term debt is secured by qualifying mortgage loans owned by the Company.

The Company borrowed $4,000,000 of long-term debt in March 2001 and an additional $3,000,000 of long-term debt in September 2002. Both loans are from SunTrust Bank. Of these borrowings, $6,000,000 was used as contributed capital to the Bank, $900,000 was used to payoff a loan from the Bank for securities purchases and the balance was used for working capital needs. The combined outstanding balance at December 31, 2002 was $5,000,000 with quarterly principal payments of $333,333 over the remaining four year period. The interest rate is a floating rate of LIBOR plus 1.10% adjustable monthly. On September 30, 2001, the Company entered into a rate swap agreement with SunTrust Robinson Humphrey, which fixed the rate at 4.60% for the remaining term of the first obligation. As a result of a continued decline in market interest rates, had the Company cancelled this swap agreement at December 31, 2002 it would have suffered a $25,969 pretax loss on the transaction. The second loan continues to float at LIBOR plus 1.10%. The average rate paid on this note from inception to December 31, 2002 was 2.79%.

Repayments of long-term debt are due either quarterly or semi-annually and interest is due monthly. Interest expense of $1,371,774, $1,488,569 and $936,822, was incurred on these debts in 2002, 2001, and 2000, respectively. The maturities of long-term debt as of December 31, 2002 are as follows:

2002	$ 8,527,817
2003	7,527,817
2004	7,527,817
2005	5,692,857
2006	1,642,857
Thereafter	1,392,859
Total	$ 32,312,024

NOTE 11 INCOME TAX EXPENSE:

The components of the income tax expense are as follows:

	2002	2001	2000
Current expense			
Federal	$ 1,554,685	$ 1,448,500	$ 1,538,275
State		30,280	38,689
Deferred benefit			
Federal	(240,106)	(43,982)	(90,867)
Total Income Tax Expense	$ 1,314,579	$ 1,434,798	$ 1,486,097
Amounts in above arising from gains (losses) on security transactions	$ (96,711)	$ 455,188	$ 293,322

The deferred tax effects of temporary differences are as follows:

	2002	2001	2000
Tax Effects of Temporary Differences:			
LIH Partnership Losses	$ 7,944	$ 19,107	$ (43,697)
Securities write-offs	(171,032)		
Provision for loan losses	(62,050)	$ (30,800)	4,983
Split dollar life insurance	30,780	(10,629)	(8,506)
Non-qualified deferred compensation	(41,612)	(52,147)	(54,828)
Depreciation	44,271	39,177	56,362
Core deposit amortization	(33,113)		
Pension expense	(13,611)	(1,736)	(40,163)
Other	(1,683)	(6,954)	(5,018)
Deferred Income Tax Benefit	$ (240,106)	$ (43,982)	$ (90,867)

The components of the deferred taxes as of December 31 are as follows:

	2002	2001
Deferred Tax Assets:		
Allowance for loan losses	$ 349,908	$ 287,858
Split dollar life insurance	74,224	105,004
Nonqualified deferred compensation	226,261	181,895
Securities write-off	171,032	
Core deposit amortization	33,113	
State historic tax credits	99,591	99,591
Securities available for sale	90,372	
Other	21,917	24,793
Total Assets	$ 1,066,418	$ 699,141
Deferred Tax Liabilities:		
Securities available for sale	$	$ 194,340
Unearned low income housing credits	450,157	353,978
Depreciation	185,856	141,585
Pension	110,252	123,863
Other	21,210	9,418
Total Liabilities	767,475	823,184
Deferred Tax Asset (Liability)	$ 298,943	$ (124,043)

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2002	2001	2000
Tax expense at federal statutory rates	$ 1,638,281	$ 1,586,212	$ 1,744,194
Increases (decreases) in taxes resulting from:			
State income taxes, net	(16,421)	31,613	39,512
Partially exempt income	(141,923)	(134,909)	(126,828)
Tax-exempt income	(68,507)	(79,739)	(180,486)
Goodwill amortization	(61,424)		
Other	(35,427)	31,621	9,705
Total Income Tax Expense	$ 1,314,579	$ 1,434,798	$ 1,486,097

NOTE 12 EMPLOYEE BENEFITS:

The Bank participates in the Virginia Bankers' Association Master Defined Benefit Pension Plan and Trust. Substantially all bank employees are covered by the plan. Benefits are based upon the participant's length of service and annual earnings with vesting of benefits after five years of service. Plan assets consist primarily of investments in stocks and bonds. Pension expense totaled $189,215, $140,622 and $165,509, for 2002, 2001, and 2000, respectively.

The Company sponsors an employee stock ownership plan which provides stock ownership to substantially all employees of the Bank. The Plan provides total vesting upon the attainment of five years of service. Contributions to the plan are made at the discretion of the Board of Directors and are allocated based on the compensation of each employee relative to total compensation paid by the Bank. All shares issued and held by the Plan are considered outstanding in the computation of earnings per share. Dividends on Company stock are allocated and paid to participants at least annually. Shares of Company stock, when distributed, have restrictions on transferability. The Company contributed $190,000 in 2002, $155,250 in 2001 and $159,000 in 2000 to the Plan and charged this expense to operations.

NOTE 13 CONCENTRATIONS OF CREDIT:

The Company had cash deposits in other commercial banks totaling $10,165,063 and $17,669,293 at December 31, 2002 and 2001, respectively.

The Company grants commercial, residential real estate and consumer loans to customers located primarily in the northwestern portion of the State of Virginia. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness economic sector, specifically the poultry industry. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Approximately 70% of the loan portfolio is secured by real estate.

NOTE 14 COMMITMENTS:

The Company makes commitments to extend credit in the normal course of business and issues standby letters of credit to meet the financing needs of its customers. The amount of the commitments represents the Company's exposure to credit loss that is not included in the balance sheet. As of the balance sheet dates, the Company had the following commitments outstanding:

	2002	2001
Commitments to loan money	$ 51,315,690	$ 42,837,337
Standby letters of credit	594,840	714,090

The Company uses the same credit policies in making commitments to lend money and issue standby letters of credit as it does for the loans reflected in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Collateral required, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment.

NOTE 15 TRANSACTIONS WITH RELATED PARTIES:

During the year, officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk.

Loan transactions with related parties are shown in the following schedule:

	2002	2001
Total loans, beginning of year	$ 1,783,345	$ 1,403,599
Change in directorship		162,097
Designation of new executive officers	216,384	
New loans	2,226,099	1,174,549
Repayments	(1,343,701)	(956,900)
Total loans, end of year	$ 2,882,127	$ 1,783,345

NOTE 16 DIVIDEND LIMITATIONS ON SUBSIDIARY BANK:

The principal source of funds of F & M Bank Corp. is dividends paid by the Farmers and Merchants Bank. The Federal Reserve Act restricts the amount of dividends the Bank may pay. Approval by the Board of Governors of the Federal Reserve System is required if the dividends declared by a state member bank, in any year, exceed the sum of (1) net income of the current year and (2) income net of dividends for the preceding two years. As of January 1, 2003, approximately $2,448,000 was available for dividend distribution without permission of the Board of Governors. Dividends paid by the Bank to the Company totaled $1,760,000 in 2002, $954,000 in 2001 and $1,345,000 in 2000.

NOTE 17 LITIGATION

In the normal course of business, the Company may become involved in litigation arising from banking, financial, or other activities of the Company. Management after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results or liquidity.

NOTE 18 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures About the Fair Value of Financial Statements" defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value.

Estimated fair value and the carrying value of financial instruments at December 31, 2002 and 2001 are as follows (in thousands):

	2002		2001	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets				
Cash	$ 6,017	$ 6,017	$ 5,364	$ 5,364
Interest bearing deposits	5,873	5,866	14,506	14,506
Federal funds sold	4,476	4,476		
Securities available for sale	62,908	62,908	58,252	58,252
Securities held to maturity	1,905	1,877	1,944	1,883
Other investments	4,816	4,816	3,852	3,852
Loans	208,022	201,980	182,474	176,625
Bank owned life insurance	2,303	2,303		
Accrued interest receivable	1,655	1,655	1,542	1,542
Financial Liabilities				
Demand Deposits:				
Non-interest bearing	29,446	29,446	25,741	25,741
Interest bearing	34,134	34,134	29,735	29,735
Savings deposits	41,661	41,661	34,787	34,787
Time deposits	125,186	123,042	120,620	118,015
Accrued liabilities	4,703	4,703	4,099	4,099
Short-term debt	8,308	8,308	10,696	10,696
Long-term debt	33,181	32,312	21,013	20,983

The carrying value of cash and cash equivalents, other investments, deposits with no stated maturities, short-term borrowings, and accrued interest approximate fair value. The fair value of securities was calculated using the most recent transaction price or a pricing model, which takes into consideration maturity, yields and quality. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments during the month of December 2002.

NOTE 19 REGULATORY MATTERS:

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation, to ensure capital adequacy, require the Company to maintain minimum amounts and ratios. These ratios are defined in the regulations and the amounts are set forth in the table below. Management believes, as of December 31, 2002, that the Company and its subsidiary bank meet all capital adequacy requirements to which they are subject.

As of the most recent notification from the Bureau of Financial Institutions, the subsidiary bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's actual capital ratios are presented in the following table:

	Actual		Regulatory Requirements	
	December 31,		Adequately	Well
	2002	2001	Capitalized	Capitalized
Total risk-based ratio	14.48%	14.65%	8.00%	10.00%
Tier 1 risk-based ratio	13.67%	13.87%	4.00%	6.00%
Total assets leverage ratio	8.76%	9.20%	3.00%	5.00%

NOTE 20 BRANCH ACQUISITIONS:

During the third quarter of 2000, F&M Bank Corp. entered into an agreement to purchase the First Union National Bank branches located in Edinburg and Woodstock, Virginia. Closing was held on February 23, 2001, with the branches reopening as branches of Farmers & Merchants Bank on February 26, 2001.

The acquisition included deposits totaling $37,244,000, and loans totaling $9,800,000. The Woodstock facility was also purchased at a cost of $625,000, while the Edinburg facility is leased. Equipment and fixtures acquired as part of the transaction totaled $54,893. The cost of deposit intangibles and other acquisition costs totaled $5,472,153. These costs are being amortized using the straight-line method over a ten-year period. Other acquisition costs include legal, accounting, investment advisory and data conversion support by both First Union and the Bank's core software vendor.

NOTE 21 INVESTMENT IN LIFE INSURANCE CONTRACTS

The Company's subsidiary bank has obtained single-premium whole-life insurance policies on several of its senior executives. The Bank is both owner and beneficiary of the policies. Under regulatory guidelines there are four primary purposes for which a Bank may purchase life insurance: (i) key-person insurance, (ii) insurance on borrowers, (iii) insurance purchased in connection with employee compensation and benefit plans, and (iv) insurance taken as security for loans.

The Bank currently offers a variety of benefit plans to all full time employees. While the costs of these plans are generally tax deductible to the Bank, the cost has been escalating greatly in recent years. In order to attract and retain good employees, the Bank has determined that the benefits offered are necessary.

To help offset the growth in these costs, the Bank decided to enter into the BOLI contracts. Dividends received on these policies are tax-deferred and the death benefits under the policies is tax exempt. Rates of return on a tax-equivalent basis are very favorable when compared to other long-term assets which the Bank could obtain.

NOTE 22 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

Balance Sheets

	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$ 292,501	$ 189,345
Investment in subsidiaries	26,476,470	22,942,514
Securities available for sale	7,470,322	9,883,785
Limited partnership investments	2,794,715	2,300,563
Due from subsidiaries	190,354	15,998
Income tax receivable	215,109	218,291
Other real estate	307,891	307,891
Deferred income taxes	139,306	
Total Assets	$37,886,668	$35,858,387
LIABILITIES		
Notes payable	$ 5,000,000	$ 4,333,333
Margin payable		198,260
Accrued interest payable	46,091	39,532
Other liabilities	33,451	30,106
Dividends payable	412,025	390,340
Demand obligations for low income housing investment	2,853,922	2,118,074
Deferred income taxes		151,543
Total Liabilities	8,345,489	7,261,188
STOCKHOLDERS' EQUITY		
Common stock par value $5 per share, 3,000,000 shares authorized, 2,423,678 and 2,438,563 shares issued and outstanding for 2002 and 2001, respectively	12,118,390	12,192,815
Capital surplus	302,795	525,015
Retained earnings	17,390,478	15,488,406
Accumulated other comprehensive income	(270,483)	390,963
Total Stockholders' Equity	29,541,180	28,597,199
Total Liabilities and Stockholders' Equity	$37,886,668	$35,858,387

Statements of Net Income and Retained Earnings

	Years Ended December 31, 2002	2001	2000
INCOME			
Dividends from affiliate	$ 1,760,000	$ 954,000	$ 1,345,000
Interest on loans		8,489	16,543
Investment income	100	11,621	20,933
Dividend income	408,817	382,108	415,533
Security gains (losses)	(307,480)	1,160,235	798,563
Net limited partnership income	20,915	81,361	147,008
Other	2,960	20,537	831
Total Income	1,885,312	2,618,351	2,744,411
EXPENSES			
Interest expense	189,915	194,488	6,087
Administrative expenses	132,787	119,167	111,740
Total Expenses	322,702	313,655	117,827
Net income before income tax expense and increase in undistributed equity of affiliates	1,562,610	2,304,696	2,626,584
INCOME TAX EXPENSE (BENEFIT)	(208,706)	384,990	200,018
Income before increase in undistributed equity of affiliates	1,771,316	1,919,706	2,426,566
Increase in undistributed income of affiliates	1,732,579	1,310,824	1,217,319
NET INCOME	3,503,895	3,230,530	3,643,885
Retained earnings, beginning of year	15,488,406	13,790,628	11,587,061
Dividends on common stock	(1,601,823)	(1,532,752)	(1,440,318)
Retained Earnings, End of Year	$ 17,390,478	$ 15,488,406	$ 13,790,628

Statements of Cash Flows

	Years Ended December 31, 2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 3,503,895	$ 3,230,530	$ 3,643,885
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed subsidiary income	(1,732,579)	(1,310,824)	(1,217,319)
Gain (Loss) on sale of securities	307,480	(1,160,235)	(798,563)
Deferred tax (benefit) expense	(148,606)	49,387	(90,608)
Decrease (increase) in interest receivable		736	(637)
Decrease (increase) in due from subsidiary	(174,356)	52,764	(68,762)
Decrease (increase) in other receivables	3,182	29,795	(120,414)
Increase (decrease) in due to subsidiary			(176,743)
Increase in other liabilities	14,039	39,530	
Increase in deferred tax credits	96,179	65,537	
Amortization of limited partnership investments	255,850	218,804	360,893
Gain on sale of land		(20,537)	
Net Cash Provided by Operating Activities	2,125,084	1,195,487	1,531,732
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital contributed to subsidiary	(2,000,000)	(6,000,000)	
Proceeds from sales of securities available for sale	4,377,753	2,695,063	2,185,135
Proceeds from maturity of securities available for sale		298	690
Purchase of securities available for sale	(2,977,153)	(1,273,759)	(1,428,879)
Payments on low income housing partnerships	(14,152)	(33,692)	(316,043)
Proceeds from sale of real estate		138,775	
Decrease in loans receivable		194,902	51,983
Net Cash Provided by (Used in) Investing Activities	(613,552)	(4,278,413)	492,886
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds of long-term debt	3,000,000	5,000,000	
Payments on long-term debt	(2,333,333)	(666,667)	
Increase (decrease) in short-term debt	(198,260)	198,260	(116,739)
Payments to repurchase common stock	(296,645)	(83,753)	(501,609)
Proceeds from issuance of common stock		155,250	
Dividends paid in cash	(1,580,138)	(1,507,418)	(1,419,147)
Net Cash Used in Financing Activities	(1,408,376)	3,095,672	(2,037,495)
Net Increase (decrease) in Cash and Cash Equivalents	103,156	12,746	(12,877)
Cash and Cash Equivalents, Beginning of Year	189,345	176,599	189,476
Cash and Cash Equivalents, End of Year	$ 292,501	$ 189,345	$ 176,599

S.B. HOOVER & COMPANY, L.L.P.
Certified Public Accountants

124 Newman Avenue◦Harrisonburg, VA 22801◦(540)434-6736◦FAX (540)434-3097

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
F & M Bank Corp.
Timberville, Virginia

We have audited the accompanying consolidated balance sheets of F & M Bank Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of F & M Bank Corp. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

January 31, 2003 — *S. B. Hoover & Company, L.L.P.*
Harrisonburg, Virginia

Other Material Required by Form 10-K

BUSINESS

General

F & M Bank Corp., incorporated in Virginia in 1983, is a one-bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, and owns 100% of the outstanding stock of its two affiliates, Farmers & Merchants Bank (Bank) and TEB Life Insurance Company (TEB). Farmers & Merchants Financial Services, Inc. (FMFS) is a wholly owned subsidiary of Farmers & Merchants Bank.

Farmers & Merchants Bank was chartered on April 15, 1908, as a state chartered bank under the laws of the Commonwealth of Virginia. TEB was incorporated on January 27, 1988, as a captive life insurance company under the laws of the State of Arizona. FMFS is a Virginia chartered corporation and was incorporated on February 25, 1993.

The Bank offers all services normally offered by a full-service commercial bank, including commercial and individual demand and time deposit accounts, repurchase agreements for commercial customers, commercial and individual loans, and drive-in banking services. TEB was organized to re-insure credit life and accident and health insurance currently being sold by the Bank in connection with its lending activities. FMFS was organized to write title insurance but now provides other financial services to customers of Farmers & Merchants Bank.

The Bank makes various types of commercial and consumer loans and has a heavy concentration of residential and agricultural real estate loans. The Bank has continued to experience good loan demand throughout 2002 due to the strong local and national economies. The local economy is relatively diverse with strong employment in the agricultural, manufacturing, service and governmental sectors.

On December 31, 2002, F & M Bank Corp., the Bank, TEB and FMFS had full-time and part-time employees. No one employee devotes full-time services to F&M Bank Corp.

The Company's and the Bank's principal executive office is at 205 South Main Street, Timberville, VA 22853, and its phone number is (540) 896-8941.

Competition

The Bank's offices compete with approximately sixteen financial institutions. These other institutions include state and nationally chartered banks, as well as nationally chartered savings banks. The main office and the Broadway branch serve the northern portion of Rockingham County, Virginia and the southwestern portion of Shenandoah County. The Elkton branches serve the town of Elkton, the eastern portion of Rockingham County, and the southern portion of Page County. The Bridgewater office serves the town of Bridgewater, the southern portion of Rockingham County and the northwestern portion of Augusta County. The offices in Shenandoah County serve the towns of Edinburg and Woodstock and the surrounding areas. Bank competition in the area of all offices is very strong.

Regulation and Supervision

The operations of F & M Bank Corp. and the Bank are subject to federal and state statutes, which apply to state member banks of the Federal Reserve System.

The stock of F & M Bank Corp. is subject to the registration requirements of the Securities Act of 1934. F & M Bank Corp. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934. These include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission. As an Exchange Act reporting company, the Corporation is directly affected by the recently enacted Sarbanes-Oxley Act of 2002, which is aimed at improving corporate governance and reporting procedures. The Corporation is already complying with new SEC and other rules and regulations implemented pursuant to Sarbanes-Oxley and intends to comply with any applicable rules and regulations implemented in the future.

F & M Bank Corp., as a bank holding company, is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "Act"). It is registered as such and is supervised by the Federal Reserve Board. The Act requires F & M Bank Corp. to secure the prior approval of the Federal Reserve Board before F & M Bank Corp. acquires ownership or control of more than 5% of the voting shares, or substantially all of the assets of any institution, including another bank.

As a bank holding company, F & M Bank Corp. is required to file with the Federal Reserve Board an annual report and such additional information as it may require pursuant to the Act. The Federal Reserve Board may also conduct examinations of F & M Bank Corp. and any or all of its subsidiaries. Under Section 106 of the 1970 Amendments to the Act and the regulations of the Federal Reserve Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with an extension of credit, provision of credit, sale, or lease of property or furnishing of services.

Federal Reserve Board regulations permit bank holding companies to engage in non-banking activities closely related to banking or to managing or controlling banks. These activities include the making or servicing of loans, performing certain data processing services, and certain leasing and insurance agency activities. TEB Life acts as the primary re-insurer for credit life insurance sold through the Bank. F & M Bank Corp. owns an interest in the Johnson Williams Project in Berryville, Virginia which provides housing for the elderly and lower income tenants. Since 1994, the Company has entered into agreements with the Virginia Community Development Corporation to purchase equity positions in the Housing Equity Fund of Virginia II, III, IV, V, VII and Historic Equity Fund I. These funds provide housing for low-income individuals throughout Virginia. Approval of the Federal Reserve Board is necessary to engage in any of the activities described above or to acquire interests engaging in these activities.

The Bank as a state member bank is supervised and regularly examined by the Virginia Bureau of Financial Institutions and the Federal Reserve Board. Such supervision and examination by the Virginia Bureau of Financial Institutions and the Federal Reserve Board is intended primarily for the protection of depositors and not for the stockholders of F & M Bank Corp.

The information required by Guide 3 has been included under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Description of Properties

The locations of F & M Bank Corp., Inc. and its subsidiaries are shown below.

Timberville Main Office
205 South Main Street
Timberville, VA 22853

Broadway Branch
126 Timberway
Broadway, VA 22815

Bridgewater Branch
100 Plaza Drive
Bridgewater, VA 22812

Woodstock Branch
161 South Main Street
Woodstock, VA 22664

Elkton Branch
127 West Rockingham Street
Elkton, VA 22827

Elkton Plaza Branch
Rt. 33 West
Elkton, VA 22827

Edinburg Branch
120 South Main Street
Edinburg, VA 22824

Harrisonburg Office
(Mortgage Origination & Investment Sales)
207 University Blvd, Suite 100
Harrisonburg, VA 22801

With the exception of the Edinburg Branch, all facilities are owned by Farmers & Merchants Bank. ATMs are available at all locations, with the exception of the Edinburg Branch.

Through an agreement with Nationwide Money ATM Services the Bank also operates cash only ATMs at nine Food Lion grocery stores, one in Woodstock, VA, one in Mt. Jackson, VA, four in Harrisonburg, VA, three in Charlottesville, VA and one ATM at a convenience store in Edinburg, VA.

Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days of the filing date of this Annual Report on Form 10-K. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Exhibits, Financial Statements, and Reports on Form 8-K

The following financial statements are filed as a part of this report:

Consolidated Balance Sheets at December 31, 2002 and 2001

Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000

Notes to the Consolidated Financial Statements

Report of the Independent Auditors

All financial statement schedules have been omitted, as the required information is either inapplicable or included in the consolidated financial statements or related notes.

The following exhibits are filed as a part of this report:

Exhibit No.	
3 i	Restated Articles of Incorporation of F & M Bank Corp. (are incorporated by reference to exhibits to F & M Bank Corp.'s 10-K filed March 1, 2002)
3 ii	Amended and Restated Bylaws of F & M Bank Corp. (are incorporated by reference to exhibits to F & M Bank Corp.'s 10-K filed March 1, 2002)
21	Subsidiaries of the registrant are attached
23	Consent of Certified Public Accountant attached

The Corporation did not file any reports on Form 8-K for the quarter ending December 31, 2002.

Shareholders may obtain, free of charge, a copy of the exhibits to this Report on Form 10-K by writing Larry A. Caplinger, Corporate Secretary, at F & M Bank Corp., P.O. Box 1111, Timberville, VA 22853.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F & M Bank Corp.
(Registrant)

By: /s/ Julian D. Fisher
Julian D. Fisher
Director, President and Chief Executive Officer

March 25, 2003
Date

By: /s/ Neil W. Hayslett
Neil W. Hayslett
Senior Vice President and Chief Financial Officer

March 25, 2003
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

Signature	Title	Date
Thomas L. Cline	Director	
/s/ John N. Crist John N. Crist	Director	March 25, 2003
/s/ Ellen R. Fitzwater Ellen R. Fitzwater	Director	March 25, 2003
/s/ Robert L. Halterman Robert L. Halterman	Director	March 25, 2003
/s/ Daniel J. Harshman Daniel J. Harshman	Director	March 25, 2003
Lawrence H. Hoover, Jr	Director, Chairman	
/s/ Richard S. Myers Richard S. Myers	Director	March 25, 2003
Michael W. Pugh	Director	
Ronald E. Wampler	Director	

CERTIFICATION
Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K for the year ended December 31, 2002 of F & M Bank Corp. (the "Company"), as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge and belief: (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Julian D. Fisher
Julian D. Fisher
President & Chief Executive Officer

/s/ Neil W. Hayslett
Neil W. Hayslett
Senior Vice President &
Chief Financial Officer

CERTIFICATION
OF CHIEF EXECUTIVE OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B))

I, Julian D. Fisher, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 25, 2003

/s/ Julian D. Fisher
Julian D. Fisher
President and Chief Executive Officer

CERTIFICATION
CHIEF FINANCIAL OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Neil W. Hayslett, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 25, 2003

/s/ Neil W. Hayslett
Neil W. Hayslett
Senior Vice President &
Chief Financial Officer

Farmers & Merchants Bank

Timberville
205 S. Main St.
896-8941

Elkton
127 Rockingham St.
298-1251

Broadway
126 N. Timber Way
896-7071

Elkton Plaza
14807 Spotswood Trail
298-1222

Bridgewater
100 Plaza Drive
828-6300

Edinburg
120 S. Main St.
984-4128

Woodstock
161 S. Main St.
459-3707

Harrisonburg
Mortgage & Investment Service
209 University Boulevard
433-7575